UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

MILLICOM INTERNATIONAL CELLULAR S.A.

The information contained in this Form 6-K is incorporated by reference into the Company’s Form F-3 registration statement (File No. 333-263203), and related prospectus, as such registration statement and prospectus may be amended from time to time.

Item

1.	Underwriting Agreement, dated as of May 18, 2022, by and among Millicom International Cellular S.A., Goldman Sachs International, J.P. Morgan Securities plc and Nordea Bank Abp, filial i Sverige.

Item 1

Millicom International Cellular S.A.

Up to 70,357,088 common shares (including in the form of SDRs)
of Millicom International Cellular S.A.

Underwriting Agreement

May 18, 2022

Goldman Sachs International (“Goldman Sachs”)
J.P. Morgan Securities plc (“J.P. Morgan”)
Nordea Bank Abp, filial i Sverige (“Nordea”)

As representatives (the “Representatives”) of the several underwriters listed in Schedule 1 hereto (the “Underwriters”)

c/o Goldman Sachs International
Plumtree Court, 25 Shoe Lane
London EC4A 4AU
United Kingdom

c/o J.P. Morgan Securities plc
25 Bank Street
Canary Wharf
London E14 5JP
United Kingdom

c/o Nordea Bank Abp, filial i Sverige
Smålandsgatan 17
SE – 105 71 Stockholm
Sweden

Ladies and Gentlemen:

Millicom International Cellular S.A., a public limited liability company (société anonyme) having its registered office at 2, rue du Fort Bourbon, L-1249 Luxembourg, Grand Duchy of Luxembourg (“Luxembourg”) and being registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg “RCS”) under number B 40630 (the “Company”), proposes to offer to the holders of record (the “Holders”) (i) of its outstanding common shares, par value $1.50 per share (the “Shares”) as of 5:00 p.m. (New York City time) on May 23, 2022 (the “U.S. Record Date”) and (ii) of its outstanding Swedish Depositary Receipts (“SDRs”, together with the Shares, the “Company Securities”) issued through Skandinaviska Enskilda Banken AB (publ) (the “Depositary”) each representing one common share as of the end of day (Central European Summer Time (“CEST”)) on May 23, 2022 (the “Swedish Record Date”), preferential subscription rights entitling such Holders, to collectively subscribe for up to an aggregate of up to 70,357,088 newly issued common shares (each, a “New Share” and, collectively, the “New Shares”), including in the form of newly issued SDRs representing such New Shares (the “New SDRs” and collectively with the New Shares, the “New Securities”) (the “Rights Offering”).

The Shares are listed on the Nasdaq Global Select Market (“Nasdaq”) and the SDRs are listed on the regulated market of Nasdaq Stockholm (“Nasdaq Stockholm” and, together with Nasdaq, the “Applicable Stock Exchanges”). Applications have been or will be made by the Company for listing of the Rights (as defined below), the Interim SDRs (as defined below) and the New Securities on the Applicable Stock Exchanges, as applicable. Trading of the New SDRs on Nasdaq Stockholm is currently expected to commence on or about June 29, 2022 for New SDRs subscribed for using preferential subscription rights, including by way of oversubscription, and for New SDRs subscribed for by eligible investors without the use of preferential subscription rights through a direct subscription of any New SDRs remaining following the exercise of the Oversubscription Privilege (as defined below) (the “New SDR Direct Subscription”). Trading of the New Shares on Nasdaq is expected to commence on or about June 21, 2022.

On February 28, 2022, the Company held a general meeting of its shareholders which approved an increase of the authorized capital of the Company under which the board of directors of the Company is authorized to issue new shares. Pursuant to written resolutions dated May 17, 2022, the board of directors of the Company resolved to approve the Rights Offering and the corresponding increase of the share capital of the Company under, and within the limits of, the authorized capital on the terms and subject to the satisfaction of the conditions set out in the Offering Documents (as defined below).

Subject to applicable laws and on the terms set out in the Offering Documents (as defined below), the Company will grant each Holder transferable rights to subscribe for such Holder’s pro rata share of the New Securities, except that (i) Holders who are residents of any member state of the European Economic Area (the “EEA”) other than Sweden, Finland, Denmark and Norway and do not qualify for an exemption from the requirements of Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”) to publish a prospectus, (ii) Holders who are residents of the United Kingdom and do not qualify for an exemption from the requirements of the Prospectus Regulation as it forms part of the domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”) (the “UK Prospectus Regulation”) to publish a prospectus, (iii) Holders in certain other jurisdictions as determined by the Company following consultation with the Representatives, (iv) other Holders who may not subscribe for the New Securities because of restrictions under applicable law as described in the Offering Documents and (v) nominees, depositaries or dealers holding Company Securities for the account or benefit of beneficial owners resident in such jurisdictions, will not be entitled to exercise Rights (as defined below) on behalf of themselves or such beneficial owners.

The Underwriters have agreed on a several basis, on the terms and subject to the conditions referred to in this underwriting agreement (this “Agreement”), to underwrite their relevant proportion, as set out in Schedule 1 of this Agreement, of any New Securities not subscribed for pursuant to the Rights Offering, including pursuant to the Oversubscription Privilege (as defined below) and the New SDR Direct Subscription, and intend to offer and sell such unsubscribed New Securities, if any, to potential investors.

The Company will prepare the following documents to be used in connection with the Offering:

(i) (A) a prospectus in the English language in accordance with all applicable laws and regulations including in particular, but not limited to, the Prospectus Regulation and guidelines from the European Securities and Markets Authority (together, with the Prospectus Regulation, the “Prospectus Rules”), expected to be approved by the Swedish Financial Supervisory Authority (the “SFSA”) and published, and expected to be passported for use in Denmark, Finland and Norway on or around May 20, 2022, for use outside of the United States in the Rights Offering and for use outside of the United States in private placements in connection with the Rump Placement (as defined below), in each case other than in any jurisdiction where it would be unlawful to do so (in the form in which it is so approved, the “Original Swedish Prospectus”), and (B) any supplement to the Original Swedish Prospectus, if applicable (the “Swedish Supplement”, and the Original Swedish Prospectus and any Swedish Supplement, together, the “Swedish Prospectus”); and

(ii) in respect of the New Securities to be publicly offered in the United States, a shelf registration statement on Form F-3 (File No. 333-263203), including a base prospectus (“U.S. Base Prospectus”), relating to the Rights (as defined below) and the New Securities, which has been filed with the U.S. Securities and Exchange Commission (the “Commission”) under the U.S. Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder (collectively, the “Securities Act”) and which has become automatically effective. Such registration statement, including any prospectus supplement relating to the New Securities filed with the Commission pursuant to Rule 424 under the Securities Act and information, if any, deemed pursuant to Rule 430A, 430B or 430C under the Securities Act to be part of the registration statement at the time of its effectiveness (“Rule 430 Information”), is referred to herein as the “Registration Statement”; and as used herein, the term “U.S. Prospectus” means the U.S. Base Prospectus, as supplemented by any prospectus supplement to the U.S. Base Prospectus which describes the New Securities and the offering thereof, as filed with the Commission pursuant to Rule 424 under the Securities Act.

Any reference in this Agreement to the Registration Statement or the U.S. Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 under the Securities Act, including, but not limited to, the Company’s annual report as of and for the year ended December 31, 2021 on Form 20-F/A filed with the Commission on March 1, 2022 (the “Form 20-F”), as of the effective date of the Registration Statement or the date of any U.S. Prospectus, as the case may be, and any reference to “amend”, “amendment” or “supplement” with respect to the Registration Statement or the U.S. Prospectus shall be deemed to refer to and include any documents filed after such date under the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder (collectively, the “Exchange Act”) that are deemed to be incorporated by reference therein. The Swedish Prospectus, together with the U.S. Prospectus and any letters to Holders, forms used to exercise rights, any letters from the Company to securities dealers, commercial banks and other nominees, in each case to the extent and in the form filed as exhibits to the Registration Statement, are collectively referred to as the “Offering Documents”. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Registration Statement and the Prospectus.

1.       General.

Pursuant to the terms of the Rights Offering, the Company will offer to each Holder of Shares one common share right (a “Common Share Right”) for each Share owned on the U.S. Record Date and to each Holder of SDRs, one SDR right (an “SDR Right”) for each SDR owned on the Swedish Record Date (the Common Share Rights, together with the SDR Rights, the “Rights”). The Rights entitle the Holders to acquire during the subscription period (the “Subscription Period”) set forth in the Offering Documents at the subscription price of $10.61 per New Share or SEK106.00 per New SDR (the “Subscription Price”), 7 New Shares for every 10 Common Share Rights exercised and 7 New SDRs for every 10 SDR Rights exercised, on the terms and subject to the conditions set forth in the Offering Documents. Pursuant to the oversubscription privilege in connection with the Rights Offering: (i) Holders of Shares who validly exercise all Common Share Rights offered to them in full may subscribe for additional New Shares not validly subscribed for by other Holders and (ii) Holders of SDRs who exercise any SDR Rights offered to them may subscribe for additional New SDRs not validly subscribed for by other Holders on the basis set out in the Offering Documents (together, the “Oversubscription Privilege”).

The Company shall promptly after the subscription and receipt of payment for any New SDRs subscribed for by exercise of SDR Rights instruct Euroclear Sweden AB (“Euroclear”) to issue interim SDRs (Sw. betalda tecknade aktier) (“Interim SDRs”) in respect of such New SDRs pending registration of the New SDRs with Euroclear. The Company shall procure that the Interim SDRs are transferrable and admitted to trading on Nasdaq Stockholm during the period from May 27, 2022 up to and including June 22, 2022 or during such longer period as the Company’s board of directors may determine with the written consent of the Representatives.

Any New Securities not subscribed for by existing Holders through the exercise of their Rights or pursuant to the Oversubscription Privilege or, in the case of New SDRs only, not subscribed for by eligible investors through the New SDR Direct Subscription (the “Rump Shares” or “Rump SDRs”, as applicable, and collectively the “Rump Securities”), will be offered and sold by way of: (i) a public offering of Rump Shares in the United States of America, under the Securities Act, and (ii) private placements or other exempt offerings of Rump Securities outside of the United States in accordance with applicable securities laws (collectively, the “Rump Placement”).

Notwithstanding anything to the contrary herein, it is acknowledged and agreed that Nordea will not participate in the solicitation, offer or sale of any New Shares within or directed into the United States and will not be involved in any activities relating to the New Shares within or directed into the United States. For the avoidance of doubt, this shall not include any coordination between Nordea’s Issuer Services department (“Nordea Issuer Services”) and Broadridge Corporate Issuer Solutions, Inc. (“Broadridge”) in relation to the Oversubscription Privilege and the New SDR Direct Subscription in their capacity as Swedish and U.S. rights agents, respectively, for the Rights Offering.

2.       Issuance and Underwriting of the Rump Securities.

(a)       The Company agrees to issue and sell to the several Underwriters as provided in this Agreement, and each Underwriter, on the basis of the representations, warranties and agreements set forth herein and subject to the conditions set forth herein, agrees, severally and not jointly, to purchase at the Subscription Price of $10.61 per New Share or SEK106.00 per New SDR, as applicable in accordance with the allocation of Rump Securities pursuant to the last sentence of this Section 2(a), from the Company its relevant proportion of Rump Securities as set forth opposite such Underwriter’s name in Schedule 1 hereto subject to such adjustments among the Underwriters as the Representatives, in their sole discretion, shall make to eliminate any issues, sales or purchases of fractional Rump Shares or Rump SDRs. The allocation of Rump Securities between New Shares and New SDRs shall be determined by the Representatives following consultation with the Company .

(b)       The Company shall, no later than 10.30 p.m. (CEST) on June 16, 2022, or such other date that is the business day preceding the Subscription Announcement Date (as defined below), notify to the Underwriters in writing the aggregate number of Rump Securities (if any) or confirm that there are no Rump Securities. Such notice from the Company shall, subject to the terms and conditions of this Agreement, be final and binding on the Company and the Underwriters for all purposes. If there are no Rump Securities or if the Underwriters have not received such notice by 11.30 p.m. (CEST) on June 16, 2022 (or such other date that is the business day preceding the Subscription Announcement Date), or such other date and time as agreed by the Company and Representatives, the Underwriters’ obligations to underwrite any New Securities, including any Rump Securities, under this Agreement will cease.

(c)       The Company shall, at 7:45 a.m. (CEST) and in no event later than 8:00 a.m. (CEST) on June 17, 2022, or such other later date as may be determined by the Company’s board of directors with the written consent of the Representatives (the “Subscription Announcement Date”), announce the number of New Securities subscribed for during the Subscription Period and allocate such New Securities in accordance with the allocation principles set out in the Offering Documents. For the avoidance of doubt, the Rump Placement may not commence until the announcement pursuant to this Section 2(c) has been released.

(d)       In the event any matter arises that requires the Company to publish a Swedish Supplement pursuant to the Prospectus Rules or Section 4 hereof, the Representatives may, in agreement with the Company, extend the timetable for the Rights Offering. In such event, (i) the periods within which the Underwriters shall be required to perform their obligations under this Agreement which are due for performance after the expiry of the Subscription Period shall be extended so as to end at the expiry of the relevant interval after the extended Subscription Period, and the Company shall make a public announcement for inclusion in the Swedish Supplement, at the request of the Representatives, at a time and in a form satisfactory to the Representatives, of the extension of the timetable for the Rights Offering; and (ii) the Company shall execute such documents (including, without limitation, any agreement necessary to vary the terms of this Agreement to accomplish the objectives of this Section 2(d)) and take such other action as the Representatives reasonably require to give full effect to the extension of the timetable for the Rights Offering and to complete the Rights Offering.

(e)       The Company understands that the Underwriters intend to make an offering of the Rump Securities and offer the Rump Securities on the terms set forth in the Offering Documents. The Representatives acting on behalf of the Underwriters may determine in their sole discretion, on or before the third business day following the Subscription Announcement Date, to offer the Rump Securities to investors. For the avoidance of doubt, (i) the Company shall not be entitled to any amounts in excess of the Subscription Price and (ii) the Underwriters shall have no obligation to achieve an offer price for the Rump Securities above the Subscription Price.

(f)       The Company acknowledges and agrees that the Underwriters may offer and sell Rump Securities to or through any affiliate of an Underwriter.

(g)       In consideration of the obligations undertaken herein by the Underwriters, the Company covenants and agrees with the Underwriters that, in addition to its other obligations hereunder, it will pay or cause to be paid at the Closing Date (as defined below) to the Settlement Agent (as defined below) for the account of the several Underwriters: (i) a base commission of 2.10% of the aggregate subscription price for all New Securities issued by the Company in the Rights Offering (collectively, the “Gross Proceeds”) and (ii) in the Company’s sole discretion, a discretionary fee of up to 0.50% of the Gross Proceeds, in the case of each of (i) and (ii), together with any applicable value added tax payable thereon, to be allocated among the Underwriters based on the proportions set forth opposite their respective names in Schedule 1 to this Agreement. In addition, the Company shall pay or cause to be paid at the Closing Date (as defined below) to the Settlement Agent (as defined below) for the account of J.P. Morgan and Goldman Sachs a coordination fee equal to 0.553% of the Gross Proceeds, together with any applicable value added tax payable thereon, to be allocated equally between Goldman Sachs and J.P. Morgan. The fees payable under this Section 2(g) shall be payable in U.S. dollars and SEK, as applicable, in proportion to the number of New Securities subscribed for and purchased in the form of New Shares and New SDRs, respectively. For the avoidance of doubt, the commissions and fees payable pursuant to this Section 2(g) shall continue to be payable if the obligations of the Underwriters to underwrite any New Securities, including any Rump Securities, cease pursuant to Section 2(b) hereof or in the event that any amounts paid for Rump Securities by the Settlement Agent on behalf of the Underwriters are required to be returned to the Settlement Agent pursuant to Section 2(j) hereof.

(h)       Payment for the Rump Securities shall be made by J.P. Morgan, on behalf of the Underwriters (in such capacity, the “Settlement Agent”), by wire transfer in immediately available funds to the accounts specified by the Company to the Representatives no later than 10:00 a.m. (CEST) on the first business day after the date on which sales of the Rump Securities are confirmed by the Underwriters to investors or, in the absence of such confirmation, no later than 5:00 p.m. (CEST) on the third business day following the Subscription Announcement Date, or such other date, as the Representatives and the Company may agree upon in writing.

(i)       Upon receipt of the payment for the Rump Securities and any necessary subscription forms from the Depositary for the Rump SDRs, the board of directors of the Company or any director and/or any daily manager of the Company duly authorized by the board of directors of the Company, shall take resolutions to implement the issuance of the Rump Securities under the authorized capital of the Company, increase the Company’s share capital and record the issuance of the New Shares and the share capital increase in a notarial deed (constatation d’augmentation de capital) (including, inter alia, the amendment of the articles of association of the Company in relation to the capital increase) with a Luxembourg notary.

(j)       The Company shall use its best efforts, after receipt of payment for the Rump Securities, to apply for or cause the registration of the Rump Securities with or in the names of Euroclear and The Depository Trust Company (“DTC”) or their respective designees, if and as applicable, as well as procure that such Rump Securities are delivered to the securities account(s) notified to the Company by the Settlement Agent on behalf of the Underwriters for the respective accounts as notified by the several Underwriters and to effect the registration of the Rump SDRs by no later than at 3:00 p.m. (CEST) on the same business day as, and such delivery of the Rump SDRs shall be effected no later than at 9:00 a.m. (CEST) on the first business day following, the date of payment for the Rump Securities by the Settlement Agent on behalf of the Underwriters in accordance with Section 2(h) hereof. The Company shall use its best efforts to cause the Rump Shares to be delivered in book-entry form to the Settlement Agent for the accounts of the several Underwriters, through the facilities of DTC, no later than at 9:00 a.m. (New York City time) on the first business day following the date of payment for the Rump Securities by the Settlement Agent on behalf of the Underwriters in accordance with Section 2(h) hereof. For the purposes of this Agreement, the “Closing Date” means (i) the date on which the Rump Securities are delivered to the Settlement Agent for the account of the Underwriters pursuant to this Section 2(j), or (ii) if the Underwriters’ obligations to underwrite any New Securities, including any Rump Securities, under this Agreement have ceased in accordance with Section 2(b) hereof or in the event that any amounts paid for Rump Securities by the Settlement Agent on behalf of the Underwriters are required to be returned to the Settlement Agent pursuant to this Section 2(j), the date which is the later of (i) two business days following the Subscription Announcement Date and (ii) one business day after the day the Settlement Agent makes payment for the Rump Securities pursuant to Section 2(h) hereof.

Payment for the Rump Securities to be delivered on the Closing Date shall be made with any transfer taxes payable in connection with the sale of such Rump Securities duly paid by the Company. Delivery of the Rump Securities that are New Shares shall be made through the facilities of DTC unless the Representatives shall otherwise instruct. The certificates, if any, for the New Shares will be made available for inspection and packaging by the Representatives at the office of DTC or its designated custodian not later than 1:00 p.m. (New York City time), on the business day prior to the Closing Date. Delivery of the Rump Securities that are New SDRs shall be made through the facilities of Euroclear, unless the Settlement Agent shall otherwise instruct. If the registration of the Rump Securities with or in the names of Euroclear and DTC or their respective designees, if and as applicable, and the delivery of the Rump Securities to the accounts of the Settlement Agent for the account of the Underwriters fail to take place by 9:00 a.m. (CEST) (in respect of the Rump SDRs) and 9:00 a.m. (New York City time) (in respect of the Rump Shares) on the Closing Date, the Company shall return to the Settlement Agent the full amount paid for the Rump Securities within one business day thereafter and the obligations of the Underwriters to underwrite any New Securities, including any Rump Securities, under this Agreement will cease. The Company agrees and undertakes to take all steps, including, without limitation, all corporate actions as may be required to effect the return of such amount to the Settlement Agent (including, without limitation, if Rump Securities are delivered to the

Settlement Agent for the account of the Underwriters but not in due time, repurchasing or redeeming Rump Securities through a directed offer or a share swap transaction or other means).

(k)       The Company acknowledges and agrees that the Underwriters are acting solely in the capacity of an arm’s length contractual counterparty to the Company with respect to the transactions contemplated hereby and not as a financial advisor or a fiduciary to, or an agent of, the Company or any other person. Additionally, none of the Underwriters is advising the Company or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Company shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and none of the Underwriters shall have any responsibility or liability to the Company with respect thereto. Any review by the Underwriters of the Company, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Underwriters and shall not be on behalf of the Company. The Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company.

3.       Representations and Warranties of the Company. The Company represents and warrants to each Underwriter that:

(a)       U.S. Prospectus. No order preventing or suspending the use of any U.S. Prospectus has been issued by the Commission, and each U.S. Prospectus, at the time of filing thereof, complied in all material respects with the Securities Act, and no U.S. Prospectus, at the time of filing thereof, contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Company makes no representation or warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to any Underwriter furnished to the Company in writing by such Underwriter expressly for use in any U.S. Prospectus, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 7(b) hereof.

(b)       Swedish Prospectus. (i) The Original Swedish Prospectus (as amended or supplemented by the Swedish Supplement as at the relevant time at which this representation and warranty is being given or repeated) contains, as at the date thereof and, if amended or supplemented, at the date of such amendment or supplement, all information with respect to the Company and its subsidiaries, the SDR Rights and the SDRs which is material in the context of the Rights Offering and the relevant information which is necessary to enable investors to understand the prospects of the Company and the significant changes in the business and the financial position of the Company that have occurred in the last financial year, if any; the rights attaching to the SDR Rights and the SDRs and the reasons for the issuance and its impact on the Company, including on its overall capital structure, and the use of proceeds and which is required to comply with the Prospectus Rules. (ii) Except for certain information (A) required to be included in the Swedish Prospectus under the Prospectus Regulation, (B) restricted from being included in the Swedish Prospectus, (C) that is not customary to include in the Swedish Prospectus, or (D) that pertains exclusively to the Common Share Rights or New Shares, there are no material differences between the disclosure included in each of the Swedish Prospectus and the U.S. Prospectus.

(c)       Offering Documents. The Offering Documents as of the date hereof did not, and as of the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Company makes no representation or warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to any Underwriter furnished to the Company in writing by such Underwriter expressly for use in such Offering Documents, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 7(b) hereof.

(d)       Passporting. To the extent the New SDRs are publicly offered in any member state of the EEA (each an “EEA Member State”) other than Sweden, the Company has complied and will comply with all relevant regulations relating to the passporting of the Swedish Prospectus into, and the conduct of the Rights Offering in, such EEA Member State in accordance with the Prospectus Rules.

(e)       Issuer Free Writing Prospectus. Other than the Registration Statement and the Offering Documents, the Company (including its agents and representatives, other than the Underwriters in their capacity as such) has not prepared, made, used, authorized, approved or referred to and will not prepare, make, use, authorize, approve or refer to any “written communication” (as defined in Rule 405 under the Securities Act) that constitutes an offer to sell or solicitation of an offer to buy the New Securities (each such communication by the Company or its agents and representatives (other than a communication referred to in clause (i) below) an “Issuer Free Writing Prospectus”) other than (i) any document not constituting a prospectus pursuant to Section 2(a)(10)(a) of the Securities Act or Rule 134 under the Securities Act or (ii) each electronic road show and any other written communications approved in writing in advance by the Representatives. Each such Issuer Free Writing Prospectus complies in all material respects with the Securities Act, has been or will be (within the time period specified in Rule 433) filed in accordance with the Securities Act (to the extent required thereby) and does not conflict with the information contained in the Registration Statement or the Offering Documents filed prior to the first use of such Issuer Free Writing Prospectus, did not, and as of the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Company makes no representation or warranty with respect to any statements or omissions made in each such Issuer Free Writing Prospectus in reliance upon and in conformity with information relating to any Underwriter furnished to the Company in writing by such Underwriter expressly for use in such Issuer Free Writing Prospectus, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 7(b) hereof.

(f)       Registration Statement and Offering Documents. The Registration Statement is an “automatic shelf registration statement” as defined under Rule 405 of the Securities Act that has been filed with the Commission not earlier than three years prior to the date hereof; and no notice of objection of the Commission to the use of such registration statement or any post-

effective amendment thereto pursuant to Rule 401(g)(2) under the Securities Act has been received by the Company. No order suspending the effectiveness of the Registration Statement has been issued by the Commission, and no proceeding for that purpose or pursuant to Section 8A of the Securities Act against the Company or related to the issuance or the offering of the New Securities has been initiated or threatened by the Commission; as of the applicable effective date of the Registration Statement and any post-effective amendment thereto, the Registration Statement and any such post-effective amendment complied and will comply in all material respects with the Securities Act, and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; and as of the date of the Offering Documents and any amendment or supplement thereto and as of the Closing Date, the Offering Documents will, to the extent applicable to such Offering Document, comply in all material respects with the Securities Act and the Prospectus Rules, and the Offering Documents will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Company makes no representation or warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to any Underwriter furnished to the Company in writing by such Underwriter expressly for use in the Registration Statement and the Offering Documents and any amendment or supplement thereto, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 7(b) hereof.

(g)       Incorporated Documents. The documents incorporated or deemed to be incorporated by reference in the Registration Statement and the U.S. Prospectus, when they were filed or will be filed with the Commission, as the case may be, conformed or will conform in all material respects to the requirements of the Exchange Act and, when read together with the other information in the Registration Statement and the U.S. Prospectus, did not and will not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(h)       Financial Statements. The historical consolidated financial statements of the Company and its consolidated subsidiaries, together with related notes and schedules thereto, set forth or incorporated by reference in the Registration Statement and the Offering Documents, present fairly, in all material respects, the consolidated financial position of the Company and its consolidated subsidiaries at the respective dates indicated and the results of their operations and the changes in their cash flows for the respective periods specified; such financial statements have been prepared in conformity with the International Financial Reporting Standards, as issued by the International Accounting Standards Board and adopted by the European Union (“IFRS”) applied, except as otherwise disclosed in the Registration Statement and the Offering Documents, on a consistent basis throughout the periods covered thereby; the other financial and statistical information and data included in the Registration Statement and the Offering Documents has been derived from the accounting records or operating systems of the Company and its subsidiaries and presents fairly, in all material respects, the information shown thereby; and the pro forma financial information and the related notes thereto included or incorporated by reference in the Registration Statement and the Offering Documents has been prepared in accordance with the applicable requirements of the Securities Act and the Exchange Act, including Article 11 of Regulation S-X and the Prospectus Rules, as applicable, and the assumptions underlying such pro forma financial information are reasonable and are set forth in the Registration Statement and the Offering Documents.

(i)       No Material Adverse Change in the Company. Since the date of the most recent financial statements of the Company and its subsidiaries included in the Registration Statement and the Offering Documents, (i) there has not been any change in the capital stock or long-term debt of the Company or any of its subsidiaries, or any dividend or distribution of any kind declared, set aside for payment, paid or made by the Company on any class of capital stock, or any material adverse change, or, any development that would reasonably be expected to involve a prospective material adverse change, in or affecting the business, properties, management, financial position, results of operations or prospects of the Company and its subsidiaries taken as a whole, whether or not occurring in the ordinary course of business, (ii) neither the Company nor any of its subsidiaries has entered into any transaction or agreement that is materially adverse to the Company and its subsidiaries taken as a whole or incurred any liability or obligation, direct or contingent, that is materially adverse to the Company and its subsidiaries taken as a whole and (iii) neither the Company nor any of its subsidiaries has sustained any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor disturbance or dispute or any action, order or decree of any court or arbitrator or governmental or regulatory authority, except in each case of clauses (i), (ii) and (iii) as otherwise disclosed in the Registration Statement and the Offering Documents.

(j)       Organization and Good Standing. The Company and each “significant subsidiary” of the Company (as such term is defined in Rule 1-02 of Regulation S-X) (collectively, the “Material Subsidiaries”) have been duly organized and validly existing and, where applicable, in good standing under the laws of their respective jurisdictions of organization, are duly qualified to do business and, where applicable, are in good standing in each jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such qualification, and have all power and authority necessary to own or hold their respective properties and to conduct the businesses in which they are engaged, except where the failure to be so qualified, in good standing or have such power or authority would not, individually or in the aggregate, have a material adverse effect on the business, properties, management, financial position, results of operations or prospects of the Company and its subsidiaries taken as a whole, or on the performance by the Company of its obligations under this Agreement (a “Material Adverse Effect”). Except for inactive and immaterial subsidiaries in Africa and Latin America, which are in the process of being liquidated, none of the Company or any of its subsidiaries is in bankruptcy, liquidation or receivership or subject to any similar proceeding.

(k)       Capitalization. The Company has an authorized capitalization as set forth in the Registration Statement and the Offering Documents under the heading “Capitalization” or “Capitalization, Indebtedness and Other Financial Information”; and all the outstanding shares of capital stock or other equity interests of the Company and the Material Subsidiaries have been duly and validly authorized and issued, are fully paid and non-assessable and such outstanding shares of capital stock or other equity interests of the Material Subsidiaries are owned, in whole or in part, directly or indirectly by the Company, free and clear of any lien, charge, encumbrance, security interest, restriction on voting or transfer or any other claim of any third party, except as otherwise disclosed in the Registration Statement and the Offering Documents. There are no outstanding options, warrants or other rights to purchase or acquire any shares of the Company or any of its subsidiaries, other than the Rights or as disclosed in the Registration Statement and the Offering Documents.

(l)       Due Authorization. The Company has full right, power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and all action (corporate or other) required to be taken for the due and proper authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated thereby has been, or prior to the execution thereof will be, duly and validly taken.

(m)       The Rights and the New Securities. The Rights have been duly authorized for issuance and distribution to the Holders in the Rights Offering. The New Shares to be issued and offered by the Company in the Rights Offering (including upon exercise of the Rights) have been duly authorized by the Company and, when subscribed, paid for and issued upon the decisions of the board of directors of the Company or its duly authorized representatives resolving on the issuance of the New Shares under the authorized capital of the Company and the increase of the Company’s share capital accordingly will be duly and validly issued, will be fully paid and non-assessable and will conform to the descriptions thereof in the Registration Statement and the Offering Documents; the New Shares may be freely deposited by the Company with the Depositary against issuance of the New SDRs; the New SDRs to be sold by the Company, when issued and delivered against payment thereof, will be freely transferable by the Company to or for the account of the several Underwriters to the extent they constitute Rump Securities; and, except as otherwise disclosed in the Registration Statement and Offering Documents, there are no restrictions on subsequent transfers of the New SDRs.

(n)       Custodian Agreement. The custodian agreement, dated as of December 16, 2011, as amended, between the Company and the Depositary, has been duly authorized, executed and delivered by the Company and constitutes a valid and legally binding agreement of the Company enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability.

(o)       Descriptions and Fair Summaries. The descriptions in the Registration Statement and the Offering Documents, including the Form 20-F which is incorporated by reference in the Registration Statement, of statutes, legal, governmental and regulatory proceedings and contracts and other documents are accurate in all material respects; the statements in each of (x) the U.S. Prospectus (i) under the heading “Taxation”, insofar as they purport to describe the provisions of the laws described therein and (ii) under the headings “Description of Common Shares”, “Description of Rights to Purchase Common Shares” and Description of Swedish Depository Receipts,” insofar as they purport to constitute a summary of the matters described therein, (y) the Form 20-F (i) under the heading “Business Overview—Regulation”, insofar as they purport to describe the provisions of the laws described therein and (ii) under the headings “Financial Information— Consolidated Statements and Other Financial Information—Legal Proceedings”, “Major Shareholders and Related Party Transactions” and “Risk Factors—Legal and regulatory—Developing legal systems in the countries in which we operate create a number of uncertainties for our businesses”, insofar as they purport to constitute a summary of the matters described therein, and (z) the Swedish Prospectus (i) under the heading “Business Overview - Regulation,” insofar as they purport to describe the provisions of the laws described therein and (ii) under the headings “Presentation of financial and other information”, “Pro forma financial information”, “Legal considerations and supplementary information – Legal proceedings and arbitration proceedings” and “Legal considerations and supplementary information – Related-party transactions”, insofar as they purport to constitute a summary of the matters described therein, fairly summarize the matters therein described in all material respects.

(p)       No Violation or Default. Neither the Company nor any of the Material Subsidiaries is (i) in violation of its articles of association, charter or by-laws or similar organizational documents, (ii) in default, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, lease, deed of trust, loan agreement, contract or other agreement or instrument to which the Company or any Material Subsidiary is a party or by which the Company or any Material Subsidiary is bound or to which any of the property or assets of the Company or any Material Subsidiary is subject or (iii) in violation of any license, authorization, law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of clauses (ii) and (iii) above, for any such default or violation that would not, individually or in the aggregate, have a Material Adverse Effect.

(q)       No Conflicts. The execution delivery and performance by the Company of this Agreement, and the issuance, offering and delivery of the New Securities, and consummation of the transactions contemplated hereunder will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a breach or default under (or an event that with notice or passage of time or both would constitute a default under), or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company pursuant to, any contract, indenture, mortgage, lease, deed of trust, loan agreement or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company, is subject, (ii) result in any violation of the provisions of the articles of association or similar organizational documents of the Company, or (iii) result in the violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except in the case of clauses (i) and (iii) above, for such exceptions as would not, individually or in the aggregate, have a Material Adverse Effect.

(r)       No Consents Required. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any court, arbitrator, governmental agency, regulatory authority or body (“Governmental Entity”) is necessary or required for the execution, delivery and performance of this Agreement and compliance by the Company with the terms thereof, the performance by the Company of its obligations hereunder, in connection with the offering, issuance or sale of the Rights or the New Securities or the consummation of the transactions contemplated by this Agreement, except (i) as have been obtained or required under the Securities Act, applicable state securities laws or the rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”), (ii) as have been obtained from the SFSA in accordance with the Prospectus Rules, (iii) as may be required for the admission to listing of the Rights, the Interim SDRs or the New Securities on the Applicable Stock Exchanges, as applicable, and (iv) the recording of the issuance of the New Shares (including those represented by New SDRs) and the corresponding increase of the Company’s share capital before a Luxembourg notary in the form of a notarial deed.

(s)       EU Market Abuse Regulation. The Company, except for information in relation to the Rights Offering and the transactions contemplated hereunder that is included in a public announcement on the date of this Agreement, does not possess and is not aware of any inside information (as defined in Regulation (EU) No. 596/2014 (as amended, the “EU Market Abuse Regulation”)) which it is under an obligation to disclose pursuant to the EU Market Abuse Regulation and is not in breach of any of the prohibitions under the EU Market Abuse Regulation.

(t)       Legal Proceedings. Except as described in the Registration Statement and the Offering Documents, there are no pending, and, to the best knowledge of the Company, threatened, legal, governmental or regulatory investigations, actions, suits or proceedings to which the Company or any of its subsidiaries is or may be a party or to which any property of the Company or any of its subsidiaries is or may be subject that, individually or in the aggregate, if determined adversely to the Company or any of its subsidiaries, could reasonably be expected to have a Material Adverse Effect; and no such investigations, actions, suits or proceedings are threatened or, to the best knowledge of the Company, contemplated by any governmental or regulatory authority or by others.

(u)       Accuracy of Exhibits. There are no contracts or documents which are required to be described in the Registration Statement and the Offering Documents or to be filed as exhibits to the Registration Statement which have not been so described and filed as required.

(v)       Independent Accountants. Ernst & Young, Société Anonyme (“Ernst & Young”), who have audited the consolidated annual financial statements of the Company from January 1, 2019 through December 31, 2021 included in the Registration Statement and the Offering Documents, are independent public accountants within the meaning of the applicable rules and regulations adopted by the “Commission de Surveillance du Secteur Financier” and the “Institut des Réviseurs d’Entreprises” and as required by the Securities Act, the Exchange Act and the rules of the Public Company Accounting Oversight Board.

(w)       Title to Real and Personal Property. The Company and the Material Subsidiaries have good and marketable title in fee simple to, or have valid rights to lease or otherwise use, all items of real and personal property that are material to the respective businesses of the Company and the Material Subsidiaries, in each case free and clear of all liens, encumbrances, claims and defects and imperfections of title except those that could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(x)       Intellectual Property. The Company and the Material Subsidiaries own, possess or can acquire or obtain the adequate rights on reasonable terms to use all material patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, copyrights, licenses, computer software and know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures) necessary for the conduct of their respective businesses; and the conduct of their respective businesses does not and will not conflict in any material respect with any such rights of others, and neither the Company nor any of the Material Subsidiaries have received any notice of any claim of infringement of or conflict with any such rights of others that, if determined adversely to any of the Material Subsidiaries, would individually or in the aggregate have a Material Adverse Effect.

(y)       Right to Networks. The Company and the Material Subsidiaries have good and marketable title to all material network infrastructure and backbone owned by them, in each case free and clear of all liens, encumbrance and defects, except such as are expressly disclosed in the Registration Statement and the Offering Documents or such as would not reasonably be expected to materially interfere with the respective use made of such property by the Company and the Material Subsidiaries; and any towers or other network infrastructure held under lease, license, right of use or right of way by the Company and the Material Subsidiaries are held by them under valid, subsisting and enforceable leases or are accessible by them under valid, subsisting and enforceable rights of use or rights of way except such as are expressly disclosed in the Registration Statement and the Offering Documents or, in each case, with such exceptions as do not, individually or in the aggregate, have a Material Adverse Effect. For the purpose of this section, “backbone” shall mean the fiber optics network and radio links between various network components.

(z)       No Undisclosed Relationships. No relationship, direct or indirect, exists between or among any of the Company or any of its subsidiaries, on the one hand, and any director, officer, shareholder, supplier, customer or other affiliate of the Company or any of its subsidiaries, on the other hand, which although required to be disclosed under the Securities Act, Exchange Act and Prospectus Rules, is not disclosed in the Registration Statement and the Offering Documents.

(aa) Investment Company Act. The Company is not, and after giving effect to the issuance, offering and sale of the Rights or the New Securities and the application of the proceeds thereof as described in the Registration Statement and the Offering Documents, will not be required to register as an “investment company” or an entity “controlled” by an “investment company” within the meaning of such term under the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC thereunder (collectively, the “Investment Company Act”).

(bb) Taxes. Except as described under the section titled “Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings” in the Form 20-F incorporated by reference in the Registration Statement and the Offering Documents, the Company and the Material Subsidiaries have paid all national, regional, local and other taxes and filed all material tax returns required to be paid or filed through the date hereof, except to the extent that such taxes are being contested in good faith by appropriate proceedings and any required reserves with respect thereto have been recorded in accordance with IFRS, or where the failure to pay such taxes would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect; there is no material tax deficiency that has been asserted against the Company or any of the Material Subsidiaries or any of their respective properties or assets.

(cc) Stamp Duty. Except as otherwise disclosed in the Registration Statement and the Offering Documents, no stamp, issuance, transfer or other similar taxes or duties are payable by or on behalf of the Underwriters in Luxembourg, Sweden or any political subdivision or taxing authority thereof or therein on (A) the delivery of the Rump Securities hereunder, (B) the purchase by the Underwriters of the Rump Securities in the manner contemplated by this Agreement, (C) the resale and delivery by the Underwriters of the Rump Securities in the manner contemplated by this Agreement or (D) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby.

(dd) PFIC. Subject to the qualifications, limitations, exceptions and assumptions set forth in the Registration Statement and the Offering Documents, the Company believes that it was not a passive foreign investment company (“PFIC”), as defined in section 1297 of the Internal Revenue Code of 1986, as amended (the “Code”), for the taxable year ended December 31, 2021 and does not expect to be classified as a PFIC for the foreseeable future.

(ee) Dividends. Except as otherwise disclosed in the Registration Statement and the Offering Documents, under current laws and regulations of Luxembourg or any political subdivision or taxing authority thereof or therein, any amount payable with respect to the New Securities upon liquidation of the Company or upon redemption thereof and dividends and other distributions declared and payable on the share capital of the Company may be paid by the Company in United States dollars or euros and freely transferred out of Luxembourg and without the necessity of obtaining any governmental authorization in Luxembourg or any political subdivision or taxing authority thereof or therein. Certain of these payments under the New Securities will be subject to income, withholding or other taxes under the laws and regulations of Luxembourg or any political subdivision or taxing authority thereof or therein, as disclosed in the Offering Documents.

(ff) Licenses and Permits. The Company and the Material Subsidiaries possess all licenses, certificates, permits and other authorizations issued by, and have made all declarations and filings with, the appropriate national, regional, local or other governmental or regulatory authorities that are necessary for the ownership or lease of their respective properties or the conduct of their respective businesses as described in the Registration Statement and the Offering Documents, except where the failure to possess or make the same would not, individually or in the aggregate, have a Material Adverse Effect; and except as described in the Registration Statement and the Offering Documents, neither the Company nor any of the Material Subsidiaries has received notice of any revocation or modification of any such license, certificate, permit or authorization or has any reason to believe that any such license, certificate, permit or authorization will not be renewed in the ordinary course.

(gg) No Violation of Communications Laws. Neither the Company nor any of the Material Subsidiaries or their respective operations are in violation of any terms or provisions of any statute, rule, regulation, decision or order of any supranational, national, regional, local or other governmental or regulatory authorities or bodies, or any court, relating to the build-out of operation of telecommunications networks or the provision of telecommunications or internet services except for any such violation that would not, individually or in the aggregate, have a Material Adverse Effect.

(hh) No Violation of Banking Laws. Neither the Company nor any of the Material Subsidiaries or their respective operations are in violation of any terms or provisions of any statute, rule, regulation, decision or order of any supranational, national, regional, local or other governmental or regulatory authorities or bodies, or any court, relating to the provision of financial services except for any such violation that would not, individually or in the aggregate, have a Material Adverse Effect.

(ii) No Labor Disputes. No labor disturbance by or dispute with employees of the Company or any of the Material Subsidiaries exists or, to the best knowledge of the Company, is contemplated or threatened which could, individually or in the aggregate, have a Material Adverse Effect; and to the best knowledge of the Company, no labor disturbance by or dispute with the employees or agents of any principal supplier, contractor or customer of the Company or any of the Material Subsidiaries is imminent, contemplated or threatened which could, individually or in the aggregate, have a Material Adverse Effect.

(jj) Compliance With ERISA. (i) Each employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) for which the Company or any member of its “Controlled Group” (defined as any organization which is a member of a controlled group of corporations within the meaning of Section 414 of the Code) would have any liability (each, a “Plan”) has been maintained in compliance with its terms and the requirements of any applicable laws, statutes, orders, rules and regulations, including but not limited to ERISA and the Code; (ii) no prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any Plan excluding transactions effected pursuant to a statutory or administrative exemption; (iii) with respect to any Plan, no failure to meet the funding requirements of Section 412 or 430 of the Code or Section 302 or 303 of ERISA, whether or not waived, has occurred or is reasonably expected to occur nor has a filing pursuant to Section 412(c) of the Code or Section 303(c) of ERISA of an application for a waiver of the minimum funding standard been made or is reasonably expected to be made; (iv) the fair market value of the assets of each Plan exceeds the present value of all benefits accrued under such Plan (determined based on those assumptions used to fund such Plan); (v) no “reportable event” (within the meaning of Section 4043(c) of ERISA) has occurred or is reasonably expected to occur with respect to any Plan; and (vi) neither the Company nor any member of the Controlled Group has incurred, nor reasonably expects to incur, any liability under Title IV of ERISA (other than contributions to the Plan or premiums to the PBGC, in the ordinary course and without default) in respect of a Plan (including a “multiemployer plan”, within the meaning of Section 4001(a)(3) of ERISA).

(kk) Certain Environmental Matters. The Company and each of the Material Subsidiaries (i) are in compliance with any and all applicable international, national, regional, local and other laws, rules, regulations, decisions and orders relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “Environmental Laws”), (ii) have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses (collectively, “Environmental Permits”), (iii) to the best knowledge of the Company, do not own or operate any real property contaminated with any substance that is subject to any Environmental Laws, other than such contaminated property for which the expenditure to remedy the contamination is not material and (iv) have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except in any such case for any such failure to comply with, or failure to receive required permits, licenses or approvals, or liability, as would not, individually or in the aggregate, have a Material Adverse Effect; and the Company is not aware of any pending investigation which might reasonably be expected to lead to a claim of such liability, except any such liability as would not, individually or in the aggregate, have a Material Adverse Effect.

(ll) Compliance With Employee Arrangements. Each benefit and compensation plan, agreement, policy and arrangement that is maintained, administered or contributed to by the Company or any of the Material Subsidiaries for current or former employees or directors of, or independent contractors with respect to, the Company or any of the Material Subsidiaries or with respect to which any of such entities could reasonably be expected to have any current, future or contingent liability or responsibility, has been maintained in compliance with its terms and the requirements of any applicable statutes, orders, rules and regulations except any non-compliance as would not, individually or in the aggregate, have a Material Adverse Effect; the Company and each of the Material Subsidiaries have complied with all applicable statutes, orders, rules and regulations in regard to such plans, agreements, policies and arrangements; the fair market value of the assets of each such plan, agreement, policy and arrangement which is required or intended to be funded (excluding for these purposes accrued but unpaid contributions) exceeds the present value of all benefits accrued or earned or payments due under such plan, agreement, policy or arrangement determined using reasonable actuarial assumptions except any non-compliance as would not, individually or in the aggregate, have a Material Adverse Effect; and the liabilities reflected on the relevant entity’s financial statements with respect to each such plan, agreement, policy and arrangement which is not required or intended to be funded accurately reflects the present value of all benefits earned or accrued or payments due under such plan, agreement, policy or arrangement determined using reasonable actuarial assumptions.

(mm) Compliance with the Sarbanes-Oxley Act. There is and has been no failure on the part of the Company or any of the Company’s directors or officers, in their capacities as such, to comply in all material respects with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith (the “Sarbanes-Oxley Act”), including Section 402 related to loans and Sections 302 and 906 related to certifications.

(nn) Insurance. The Company and the Material Subsidiaries have insurance coverage that is comparable to the insurance coverage customarily held by other similar companies in the jurisdictions in which the Company and the Material Subsidiaries operate, as applicable, which insurance is in amounts and insures against such losses and risks as are adequate to protect the Company and the Material Subsidiaries and their respective businesses; and neither the Company nor any of the Material Subsidiaries has (i) received notice from any insurer or agent of such insurer that capital improvements or other expenditures are required or necessary to be made in order to continue such insurance or (ii) any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage at reasonable cost from similar insurers as may be necessary to continue its business.

(oo) Absence of Manipulation. Neither the Company nor any affiliate of the Company has taken, nor will the Company or any affiliate take, directly or indirectly, any action which is designed, or would be expected, to cause or result in, or which constitutes, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the New Securities or to result in a violation of Regulation M under the Exchange Act or of the EU Market Abuse Regulation. The Company acknowledges that the Underwriters may engage in market-making transactions in the Rights, the New Securities and the Company Securities in accordance with Regulation M under the Exchange Act.

(pp) Accounting Controls. The Company and each of its subsidiaries make and keep books and records which are accurate in all material respects and maintain systems of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management’s general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management’s general or specific authorization; (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and (E) the interactive data in Inline eXtensible Business Reporting Language included in the Registration Statement and the Offering Documents fairly presents the information called for in all material respects and is prepared in accordance with the Commission’s rules and guidelines applicable thereto. Except as described in the Registration Statement and the Offering Documents, since the end of the Company’s most recent audited fiscal year, there has been (1) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (2) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting, provided that this representation does not apply to Comunicaciones Celulares, S.A., Comunicaciones Corporativas, S.A., Servicios Especializados en Telecomunicaciones, S.A., Distribuidora de Comunicaciones de Occidente, S.A., Distribuidora Central de Comunicaciones, S.A., Distribuidora de Comunicaciones de Oriente, S.A., Distribuidora Internacional de Comunicaciones, S.A., Servicios Innovadores de Comunicación y Entretenimiento, S.A., Navega.com, S.A. and Cloud2Nube, S.A., which were excluded from the scope of management’s evaluation of internal control over financial reporting, as disclosed in the Registration Statement and U.S. Prospectus.

(qq) Disclosure Controls. The Company and each of its subsidiaries maintain an effective system of disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and is accumulated and communicated to the Company’s management, including its principal executive officer or officers and principal financial officer or officers, as appropriate, to allow timely decisions regarding disclosure.

(rr) Cybersecurity. (a) (i) There has been no security breach or incident, unauthorized access or disclosure, or other compromise of or relating to any of the Company’s and its subsidiaries’ information technology and computer systems, networks, hardware, software, data and databases (including the data and information of their respective customers, employees, suppliers, vendors and any third-party data maintained, processed or stored by the Company and its subsidiaries, and any such data processed or stored by third parties on behalf of the Company and its subsidiaries), equipment or technology (collectively, “IT Systems and Data”) and (ii) the Company and its subsidiaries have not been notified of, and have no knowledge of any event or condition that would reasonably be expected to result in, any security breach or incident, unauthorized access or disclosure or other compromise to their IT Systems and Data, except in each of (i) and (ii) that would not individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; (b) the Company and its subsidiaries are presently in material compliance with all applicable laws or statutes, including Regulation (EU) 2016/679, as amended (General Data Protection Regulation) and any laws supplementing such regulation, and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification; and (c) the Company and its subsidiaries have implemented appropriate controls, policies, procedures, and technological safeguards to maintain and protect the integrity, continuous operation, redundancy and security of their IT Systems and Data reasonably consistent in all material respects with industry standards and practices, or as required by applicable regulatory standards.

(ss) No Unlawful Payments. None of the Company, any of its subsidiaries, any director or officer of the Company, nor, to the knowledge of the Company or any of its subsidiaries, any of their respective agents, employees or other person associated with or acting on behalf of the Company or any of its subsidiaries has (i) used directly or indirectly, any corporate funds or anything else of value for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (ii) made any direct or indirect unlawful or improper payment to any government official or employee from corporate funds, including of any government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office; (iii) violated or is in violation of any provision of the United States Foreign Corrupt Practices Act of 1977, the United Kingdom Bribery Act 2010, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions (including any applicable law or regulation implementing such convention) or any similar laws in any other relevant jurisdictions or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment. Each of the Company and its subsidiaries has instituted and maintained policies and procedures designed to promote and achieve compliance with all applicable anti-corruption laws and regulations and with the representations and warranties contained herein. None of the Company or any of its subsidiaries will, directly or indirectly, use the proceeds of the Rights Offering or the transactions contemplated hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, affiliate, joint venture partner or other person or entity, for the purpose of financing or facilitating any activity that would violate any applicable anti-corruption law or regulation.

(tt) Compliance with Money Laundering Laws and Anti-Terrorism Laws. The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the anti-money laundering laws and regulations of the European Union, the United Kingdom and the United States (including, without limitation, the Currency and Foreign Transactions Reporting Act of 1970 and the U.S. PATRIOT Act of 2001) and any related or similar applicable statutes, rules, regulations or guidelines concerning anti-money laundering and proceeds of crime, issued, administered or enforced by any governmental agency of all jurisdictions where the Company or its subsidiaries conducts business (collectively, the “Money Laundering Laws”), and no directors or officers, and, to the knowledge of the Company, no employees, affiliates, agents or other persons associated with, or acting on behalf of the Company or any of its subsidiaries, have acted in violation of the Money Laundering Laws and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(uu) Sanctions. Neither the Company nor any of its subsidiaries, nor any of their respective directors or officers, nor, to the knowledge of the Company, any of their respective agents, employees or affiliates is currently the subject or the target of any sanctions administered or enforced by the U.S. Government (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State or other U.S. sanctions authority and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council (“UNSC”), the European Union, the United Kingdom, or other relevant sanctions authority (collectively, “Sanctions”), or is otherwise currently in violation of Sanctions, or is located, organized or resident in a country or territory subject to or the target of a general export, import, financial or investment embargo under any Sanctions, including, without limitation, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, the Crimea region of Ukraine, Cuba, Iran, North Korea and Syria (each a “Sanctioned Country”); for the past five years, the Company and its subsidiaries have not knowingly engaged in and are not now knowingly engaged in any dealings or transactions with any person in violation of Sanctions that at the time of the dealing or transaction is or at the relevant time was the subject or the target of Sanctions or with any Sanctioned Country; and the Company will not directly or indirectly use the proceeds of the Rights Offering or the transactions contemplated hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing or facilitating the activities or business with any person that, at the time of such financing or facilitation, is the subject or the target of any Sanctions, or at the time of such financing or facilitation is resident in, operating from or incorporated under the laws of a Sanctioned Country, or in a manner that would otherwise cause any person (including any person involved in or facilitating the issue and delivery or subscription of the New Securities, whether as initial purchaser, underwriter or otherwise) to violate Sanctions.

(vv) Compliance with Sanctions Laws. None of the issue, offering and sale of the Rights or the New Securities, the execution, delivery and performance of this Agreement, the use of proceeds from the Rights Offering and the transactions contemplated hereunder, or the consummation of any other transaction contemplated hereby or the fulfillment of the terms hereof, or the provision of services to any of the foregoing will result in a violation by any person (including, without limitation, the Underwriters) of any Sanctions. It is understood that no provision of this Section 3(vv) or Section 3(uu) above shall apply to, nor is it sought by or given to, any person if and to the extent that such representations and undertakings are or would be unenforceable by reason of violation of (i) any provision of the Council Regulation (EC) No. 2271/96 (or any law or regulation implementing such regulation in any EEA Member State) or (ii) any similar or associated anti-boycott law or regulation in the United Kingdom, including Council Regulation (EC) 2271/96 as it forms part of the domestic law of the United Kingdom by virtue of the EUWA.

(ww) No Restrictions on Subsidiaries. None of the Company or any of the Material Subsidiaries is currently prohibited, directly or indirectly, under any agreement or other instrument to which it is a party or is subject, from paying any dividends, from making any other distribution on such subsidiary’s capital stock, from repaying any intercompany loans or advances or from transferring any of such subsidiary’s properties or assets to the Company or any other subsidiary of the Company.

(xx)  No Broker’s Fees. Neither the Company nor any of its subsidiaries is a party to any contract, agreement or understanding with any person (other than this Agreement) that would give rise to a valid claim against any of them or any Underwriter for a brokerage commission, finder’s fee or like payment in connection with the issuance, offering and sale of the Rights or the New Securities.

(yy) No Registration Rights. No person has the right to require the Company or any of its subsidiaries to register any securities for sale under the Securities Act by reason of the filing of the Registration Statement with the Commission or the issuance, offering and sale of the New Securities.

(zz) No Stabilization. Neither the Company nor any of its subsidiaries or affiliates has taken, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Rights or the New Securities.

(aaa) Margin Rules. Neither the issuance, offering, sale and delivery of the New Securities nor the application of the proceeds thereof by the Company as described in each of the Registration Statement and the Offering Documents will violate Regulation T, U or X of the Board of Governors of the Federal Reserve System or any other regulation of such Board of Governors.

(bbb) Forward-Looking Statements. No forward-looking statement (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) included or incorporated by reference in any of the Registration Statement or the Offering Documents has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(ccc) Statistical and Market-Related Data. The industry, statistical and market-related data included in the Registration Statement or the Offering Documents is based on or derived from sources that the Company believes to be reliable and accurate in all material respects and any required authorization regarding the use of such data has been granted.

(ddd) Status under the Securities Act. At the time of filing the Registration Statement and any post-effective amendment thereto, at the earliest time thereafter that the Company or any offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Securities Act) of the New Securities and at the date hereof, the Company was not and is not an “ineligible issuer,” and is a well-known seasoned issuer, in each case as defined in Rule 405 under the Securities Act. The Company has paid the registration fee for this offering pursuant to

Rule 456(b)(1) under the Securities Act or will pay such fee within the time period required by such rule (without giving effect to the proviso therein) and in any event prior to the Closing Date.

(eee) No Immunity. Neither the Company nor any of its properties or assets, has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, executing or otherwise) under the laws of any jurisdiction in which it has been incorporated or in which any of its property or assets are held.

(fff) Foreign Issuer. The Company is a “foreign private issuer” as defined in Rule 405 under the Securities Act.

(ggg) Enforcement of Foreign Judgments. Any final judgment for a fixed or determined sum of money rendered by any U.S. federal or New York state court located in the State of New York having jurisdiction under its own laws in respect of any suit, action or proceeding against the Company based upon this Agreement would be declared enforceable against the Company by the courts of Luxembourg, without reconsideration or reexamination of the merits.

(hhh) Valid Choice of Law. The choice of laws of the State of New York as the governing law of this Agreement is a valid choice of law under the laws of Luxembourg and Sweden and will be honored by the courts of Luxembourg and Sweden, subject to the restrictions described under the caption “Risk Factors—Shareholder Protection—The ability of investors to enforce civil liabilities under U.S. securities laws may be limited” in the Form 20-F, which is incorporated by reference in the Registration Statement and the Offering Documents. The Company has the power to submit, and pursuant to Section 16(c) of this Agreement, has legally, validly, effectively and irrevocably submitted, to the personal jurisdiction of each New York state and United States federal court sitting in the City of New York and has validly and irrevocably waived any objection to the laying of venue of any suit, action or proceeding brought in such court.

(iii) Indemnification and Contribution. The indemnification and contribution provisions set forth in Section 7 hereof do not contravene Luxembourg law or public policy.

(jjj) Legality. The legality, validity, enforceability or admissibility into evidence of any of the Registration Statement, the Offering Documents or this Agreement in any jurisdiction in which the Company is organized or does business is not dependent upon such document being submitted into, filed or recorded with any court or other authority in any such jurisdiction on or before the date hereof or that any tax, imposition or charge be paid in any such jurisdiction on or in respect of any such document.

(kkk) Legal Action. Any holder of the New Securities and each Underwriter are each entitled to sue as plaintiff in the court of the jurisdiction of formation and domicile of the Company for the enforcement of their respective rights under this Agreement and the New Securities, and such access to such courts will not be subject to any conditions which are not applicable to residents of such jurisdiction or a company incorporated in such jurisdiction except that plaintiffs not residing in Luxembourg may be required to guarantee payment of a possible order for payment of costs or damages at the request of the defendant.

(lll) Working Capital. The Company is, after due and careful inquiry, of the opinion that the working capital available to it (excluding the net proceeds from the Rights Offering and the transactions contemplated hereunder) is sufficient for its present requirements for at least twelve months following the date of the Original Swedish Prospectus.

(mmm) Nasdaq Stockholm. The Company has not been informed of any ongoing matters or initiatives that involve Nasdaq Stockholm’s issuer surveillance or disciplinary committee and, to the Company’s knowledge, no such matters or initiatives are expected.

(nnn) Systems and Controls. The Company maintains adequate systems, procedures and controls to enable it to comply with its obligations under the EU Market Abuse Regulation, Nasdaq Stockholm’s rulebook for issuers and the requirements of the SFSA. The Company maintains disclosure controls and procedures designed to ensure that material information relating to the Company and its subsidiaries is made known to the board of directors by others within the Company and its subsidiaries and such disclosure controls and procedures are effective to perform the functions for which they were established.

(ooo) Dividends. The New Shares (including those represented by New SDRs), when issued, fully paid and registered, shall rank pari passu in all respects with the Company’s existing shares (including those represented by existing SDRs), including the right to receive all dividends and other distributions declared, made or paid after such issue, payment and registration.

4.       Further Agreements of the Company. The Company covenants and agrees with each Underwriter that:

(a)       Required Filings. The Company will: (i) file any Issuer Free Writing Prospectus to the extent required by Rule 433 under the Securities Act; and (ii) file the Original Swedish Prospectus and any Swedish Supplement, if any, with the SFSA. The Company will furnish copies of the U.S. Prospectus and each Issuer Free Writing Prospectus (to the extent not previously delivered) to the Underwriters in New York City prior to 10:00 a.m. (New York City time) on the business day next succeeding the date of this Agreement, and copies of the Swedish Prospectus in London prior to 1:00 p.m. (CEST) or, if later, as soon as practicable following approval of the Swedish Prospectus by the SFSA, on the second business day next succeeding the date of this Agreement, in such quantities as the Representatives may reasonably request. The Company will pay the registration fee for the registration of the Rights and the New Securities within the time period required by Rule 456(b)(1) under the Securities Act (without giving effect to the proviso therein) and in any event prior to the Closing Date.

(b)       Delivery of Copies. The Company will deliver, without charge, to each Underwriter during the Prospectus Delivery Period (as defined below), as many copies of the Registration Statement and the Offering Documents (including all amendments and supplements thereto) and each Issuer Free Writing Prospectus (if applicable) as the Representatives may reasonably request. As used herein, the term “Prospectus Delivery Period” means such period of time after the first date of the public offering of the New Securities as in the reasonable opinion of counsel for the Underwriters a prospectus relating to the New Securities is required by law to be delivered (or required to be delivered but for Rule 172 under the Securities Act) in connection with sales of the New Securities by any Underwriter or dealer.

(c)       Amendments or Supplements, Issuer Free Writing Prospectuses. Before making, preparing, using, authorizing, approving, referring to or filing any Issuer Free Writing Prospectus, and before filing any amendment or supplement to the Registration Statement or the Offering Documents, including any Swedish Supplement, whether before or after the time that the Registration Statement becomes effective, the Company will furnish to the Representatives and their counsel a copy of the proposed Issuer Free Writing Prospectus or such amendment or supplement for review and will not make, prepare, use, authorize, approve, refer to or file any such Issuer Free Writing Prospectus or file any such proposed amendment or supplement to which the Representatives reasonably object.

(d)       Notice to the Representatives. The Company will advise the Representatives promptly, and confirm such advice in writing, (i) when any amendment to the Registration Statement has been filed or becomes effective; (ii) when any amendment or supplement to the Offering Documents, including any Swedish Supplement, or any Issuer Free Writing Prospectus has been filed or distributed; (iii) of any request by the Commission for any amendment to the Registration Statement or any amendment or supplement to the Offering Documents or the receipt of any comments from the Commission relating to the Registration Statement or any other request by the Commission for any additional information; (iv) of the issuance by the Commission or any other governmental or regulatory authority (including the SFSA) of any order suspending the effectiveness of the Registration Statement or preventing or suspending the use of any of the Offering Documents, or the initiation or threatening of any proceeding for that purpose or pursuant to Section 8A of the Securities Act; (v) of the occurrence of any event or development within the Prospectus Delivery Period as a result of which the Offering Documents or any Issuer Free Writing Prospectus as then amended or supplemented would include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing when the Offering Documents or any such Issuer Free Writing Prospectus are delivered to a purchaser, not misleading; (vi) of the receipt by the Company of any notice of objection of the Commission to the use of the Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Securities Act; and (vii) of the receipt by the Company of any notice with respect to any suspension of the qualification of the Rights or the New Securities for offer and sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and the Company will use its reasonable best efforts to prevent the issuance of any such order suspending the effectiveness of the Registration Statement, preventing or suspending the use of any of the Offering Documents or suspending any such qualification of the Rights or the New Securities and, if any such order is issued, will obtain as soon as possible the withdrawal thereof.

(e)       Conversion of Interim SDRs. The Company shall procure that Interim SDRs (if any) are converted into New SDRs promptly and in accordance with Euroclear’s normal schedule for converting interim securities and in will use its reasonable best efforts to ensure that such conversion occurs no later than 8:00 a.m. (CEST) on June 29, 2022.

(f)       Eligibility and Acceptance of Rights, Interim SDRs and New Securities. The Company shall, or shall procure that Nordea Issuer Services, acting in its capacity as Swedish rights agent on behalf of the Company, applies to Euroclear and that Broadridge, acting in its capacity as U.S. rights agent on behalf of the Company, applies to DTC for the Rights, Interim SDRs and the New Securities to be accepted for book-entry transfers by them, as applicable. The

Company shall use all reasonable endeavors to obtain permission for the eligibility and acceptance of the Rights, Interim SDRs and the New Securities to the book-entry transfer systems of Euroclear and DTC, as applicable, as soon as practicable and no later than (i) the commencement of the Subscription Period (with respect to Rights and Interim SDRs), (ii) the 8:00 a.m. (CEST) on the Closing Date (with respect to New Shares and Rump SDRs, if any), and (iii) 8:00 a.m. (CEST) on June 29, 2022 (with respect to New SDRs, excluding any Rump SDRs).

(g)       Other Actions. The Company shall give all undertakings, execute all documents, pay all fees, publish all advertisements and do or procure to be done all other things in each case as may be necessary or required (i) by the SFSA for the purposes of obtaining formal approval of the Original Swedish Prospectus and any Swedish Supplement, if any, and by the Applicable Stock Exchanges for the purposes of obtaining the admission to listing of the Rights, the Interim SDRs and the New Securities, as applicable; and (ii) by Euroclear and DTC for the purposes of obtaining permission for the acceptance of the Rights, the Interim SDRs and the New Securities, as applicable, to their book-entry transfer systems.

(h)       Ongoing Compliance. (1) If during the Prospectus Delivery Period (i) any event or development shall occur or condition shall exist as a result of which the Offering Documents as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances existing when the Offering Document are delivered to a purchaser, not misleading or (ii) it is necessary to amend or supplement the Offering Documents to comply with law, including the Prospectus Rules, the Company will immediately notify the Underwriters thereof and forthwith prepare and, subject to paragraph (c) above, file with the Commission and the SFSA, and furnish to the Underwriters such amendments or supplements to the Offering Documents, including any Swedish Supplement (or any document to be filed with the Commission and incorporated by reference therein) as may be necessary so that the statements in the Offering Documents as so amended or supplemented (or any document to be filed with the Commission and incorporated by reference therein) will not, in the light of the circumstances existing when the Offering Documents are delivered to a purchaser, be misleading or so that the Offering Documents will comply with law, including the Prospectus Rules, and (2) if at any time prior to the Closing Date (i) any event or development shall occur or condition shall exist as a result of which the Offering Documents as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances existing when the Offering Documents are delivered to a purchaser, not misleading or (ii) it is necessary to amend or supplement the Offering Documents to comply with law, the Company will immediately notify the Underwriters thereof and forthwith prepare and, subject to paragraph (c) above, file with the Commission or the SFSA (to the extent required) and furnish to the Underwriters and to such dealers as the Underwriters may designate such amendments or supplements to the Offering Documents (or any document to be filed with the Commission and incorporated by reference therein) as may be necessary so that the statements in the Offering Documents as so amended or supplemented will not, in the light of the circumstances existing when an Offering Document is delivered to a purchaser, be misleading or so that the Offering Documents will comply with law, including the Prospectus Rules.

(i)       Blue Sky Compliance. The Company will qualify the Rights and the New Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions as the Underwriters shall reasonably request and will continue such qualifications in effect so long as required for distribution of the New Securities; provided that the Company shall not be required to (i) qualify as a foreign corporation or other entity or as a dealer in securities in any such jurisdiction where it would not otherwise be required to so qualify, (ii) file any general consent to service of process in any such jurisdiction or (iii) subject itself to taxation in any such jurisdiction if it is not otherwise so subject.

(j)       Earning Statement. The Company will make generally available to its security holders and the Representatives as soon as practicable an earning statement that satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 of the Commission promulgated thereunder covering a period of at least twelve months beginning with the first fiscal quarter of the Company occurring after the “effective date” (as defined in Rule 158) of the Registration Statement.

(k)       Clear Market. As from the date hereof and for a period of 180 days after the Closing Date (the “Restricted Period”), the Company will not, without the prior written consent of the Representatives, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any Company Securities or any securities convertible into or exercisable or exchangeable therefor or file or confidentially submit any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Company Securities, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of Company Securities or other securities, in cash or otherwise. The foregoing sentence shall not apply to (A) the grant of the Rights and the issuance or offering of New Securities pursuant to the Rights Offering and the arrangements contemplated hereunder, (B) any Company Securities issued by the Company upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof and referred to in the Registration Statement and the Offering Documents, (C) any Company Securities issued or options to purchase Company Securities granted pursuant to existing or contemplated employee benefit plans of the Company referred to in the Registration Statement and the Offering Documents (including the documents incorporated therein) or (D) any Company Securities issued pursuant to any non-employee director stock plan or dividend reinvestment plan referred to in the Registration Statement and the Offering Documents (including the documents incorporated therein).

(l)       Use of Proceeds. The Company will apply the net proceeds from the Rights Offering and the transactions contemplated hereunder as described in each of the Registration Statement and the Offering Documents under the heading “Use of proceeds”.

(m)       No Stabilization. Neither the Company nor its subsidiaries or affiliates will take, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Rights or the New Securities.

(n)       Exchange Listing. The Company has submitted or will submit an application for the Rights, the Interim SDRs and the New Securities to be listed and admitted to trading on the Applicable Stock Exchanges.

(o)       Reports. So long as the Company Securities are outstanding, the Company will furnish to the Representatives, as soon as they are available, copies of all reports or other communications (financial or other) furnished to holders of the Company Securities, and copies of any reports and financial statements furnished to or filed with the Commission, the SFSA or any national securities exchange or automatic quotation system; provided the Company will be deemed to have furnished such reports and financial statements to the Representatives to the extent they are filed on the Commission’s Electronic Data Gathering, Analysis, and Retrieval system.

(p)       Record Retention. The Company will, pursuant to reasonable procedures developed in good faith, retain copies of each Issuer Free Writing Prospectus that is not filed with the Commission in accordance with Rule 433 under the Securities Act.

(q)       Shelf Renewal. If immediately prior to the third anniversary (the “Renewal Deadline”) of the initial effective date of the Registration Statement, any of the New Securities remain unsold by the Underwriters, the Company will, prior to the Renewal Deadline, file, if it has not already done so and is eligible to do so, a new automatic shelf registration statement relating to the New Securities, in a form satisfactory to the Representatives. If the Company is not eligible to file an automatic shelf registration statement, the Company will, prior to the Renewal Deadline, if it has not already done so, file a new shelf registration statement relating to the New Securities, in a form satisfactory to the Representatives, and will use its best efforts to cause such registration statement to be declared effective within 180 days after the Renewal Deadline. The Company will take all other action necessary or appropriate to permit the issuance, offering and sale of the New Securities to continue as contemplated in the expired registration statement relating to the New Securities. References herein to the Registration Statement shall include such new automatic shelf registration statement or such new shelf registration statement, as the case may be.

(r)       Foreign Private Issuer. The Company will promptly notify the Representatives if the Company ceases to be a Foreign Private Issuer at any time prior to the later of (i) completion of the distribution of New Securities within the meaning of the Securities Act and (ii) completion of the Restricted Period.

(s)       Tax Indemnity. The Company will indemnify and hold harmless the Underwriters against any transfer, documentary, stamp, registration or similar issuance tax, including any interest and penalties, on (A) the issuance and delivery by the Company of the New Securities, (B) the purchase by the Underwriters of the Rump Securities in the manner contemplated by this Agreement, (C) the resale and delivery by the Underwriters of the Rump Securities in the manner contemplated by this Agreement or (D) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby, except for any Luxembourg stamp taxes of any nature due to a voluntary registration of this Agreement where such registration is not required to maintain, preserve, establish, protect, sue on or otherwise enforce rights of any Underwriters. All payments to be made by the Company under this Agreement

(including any indemnity payments) shall be made without withholding or deduction for or on account of any present or future taxes, duties or governmental charges whatsoever unless the Company is compelled by law to deduct or withhold such taxes, duties or charges. In that event, and except for any net income, capital gains or franchise taxes imposed on the Underwriters by Sweden, Luxembourg or the United States or any political subdivision or taxing authority thereof or therein as a result of any present or former connection (other than any connection resulting from the transactions contemplated by this Agreement) between the Underwriters and the jurisdiction imposing such withholding or deduction, the Company shall pay such additional amounts as may be necessary in order to ensure that the net amounts received after such withholding or deduction shall equal the amounts that would have been received if no withholding or deduction had been made. All such sums shall be considered exclusive of any value added tax (“VAT”), sales tax or similar taxes. If any payment under this Agreement constitutes the consideration for a taxable supply for VAT purposes for which the payee is liable to account to a tax authority, then in addition to that payment the payer shall pay any VAT due, subject to provision of a valid VAT invoice.

5.       Certain Agreements of the Underwriters. Each Underwriter hereby represents and agrees that:

(a)       It has not and will not use, authorize the use of, refer to or participate in the planning for the use of, any “free writing prospectus”, as defined in Rule 405 under the Securities Act (which term includes the use of any written information furnished to the Commission by the Company and not incorporated by reference into the Registration Statement and any press release issued by the Company) other than (i) a free writing prospectus that contains no “issuer information” (as defined in Rule 433(h)(2) under the Securities Act) that was not included (including through incorporation by reference) in the Offering Documents or a previously filed Issuer Free Writing Prospectus, (ii) any Issuer Free Writing Prospectus prepared pursuant to Section 3(e) or Section 4(c) above (including any electronic road show), or (iii) any free writing prospectus prepared by such Underwriter and approved by the Company in advance in writing (each such free writing prospectus referred to in clauses (i) or (iii), an “Underwriter Free Writing Prospectus”).

(b)       It has not and will not, without the prior written consent of the Company, use any free writing prospectus that contains the final terms of the New Securities unless such terms have previously been included in a free writing prospectus filed with the Commission and the SFSA.

(c)       It is not subject to any pending proceeding under Section 8A of the Securities Act with respect to the offering of New Securities (and will promptly notify the Company if any such proceeding against it is initiated during the Prospectus Delivery Period).

(d)       In relation to each EEA Member State (each, a “Relevant Member State”), it has not made and will not make an offer of Rump Securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Rump Securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, except that it may make an offer to the public in that Relevant Member State of any Rump Securities at any time:

(i)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(ii)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the Representatives for any such offer; or

(iii)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Rump Securities shall require the Company or any Representative or Underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any Rump Securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Rump Securities to be offered so as to enable an investor to decide to purchase or subscribe for any Rump Securities;

(e)       It has not and will not make an offer of Rump Securities to the public in Luxembourg prior to the publication of a prospectus in relation to the Rump Securities which has been approved by the competent authority in Luxembourg or, where appropriate, approved in another Member State and notified to the competent authority in Luxembourg, all in accordance with the Prospectus Regulation and/or the Luxembourg law dated July 16, 2019 on prospectuses for securities (the “Prospectus Law”), except that it may make an offer to the public in Luxembourg of any Rump Securities at any time:

(i)	to any persons or legal entities which are qualified investors as defined in Article 2(e) of the Prospectus Regulation;

(ii)	to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2(e) of the Prospectus Regulation), subject to obtaining the prior consent of the Representatives for any such offer; or

(iii)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation and Article 18(2) of the Prospectus Law,

provided that no such offer of Rump Securities shall require the Company or any Representative or Underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or Articles 18(1) of the Prospectus Law, or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and Article 30 of the Prospectus Law.

For the purposes of this provision, the expression an “offer to the public” in relation to any Rump Securities in Luxembourg means the communication in any form by any means of sufficient information on the terms of the offer and any Rump Securities to be offered so as to enable an investor to decide to purchase or subscribe for any Rump Securities;

(f)       It has not made and will not make an offer of Rump Securities to the public in the United Kingdom, prior to the publication of a prospectus in relation to the Rump Securities which has been approved by the Financial Conduct Authority in the United Kingdom in accordance with the UK Prospectus Regulation and the FSMA (each as defined below) except that it may make an offer to the public in the United Kingdom of any Rump Securities at any time:

(i)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(ii)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the Representatives for any such offer; or

(iii)	in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (as amended, “FSMA”),

provided that no such offer of Rump Securities shall require the Company or any Representative or Underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any Rump Securities in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any Rump Securities to be offered so as to enable an investor to decide to purchase or subscribe for any Rump Securities and the expression “UK Prospectus Regulation” means the Prospectus Regulation as it forms part of the domestic law of the United Kingdom by virtue of the EUWA;

(g)       It has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity within the meaning of Section 21 of the FSMA received by it in connection with the issue or sale of the Rump Securities in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Rump Securities in, from or otherwise involving the United Kingdom.

(h)       It will, in accordance with its customary practice, perform those services in connection with the Rights Offering as are customarily performed by investment banks in connection with rights offerings of like nature.

6.       Conditions of Underwriters’ Obligations. The performance of each Underwriter’s obligations as provided herein is subject to the performance by the Company of its covenants and other obligations hereunder and to the following additional conditions:

(a)       Registration Compliance; No Stop Order. (i) No order suspending the effectiveness of the Registration Statement shall be in effect, and no proceeding for such purpose, pursuant to Rule 401(g)(2) or pursuant to Section 8A under the Securities Act shall be pending before or threatened by the Commission; the U.S. Prospectus and each Issuer Free

Writing Prospectus shall have been timely filed with the Commission under the Securities Act (in the case of an Issuer Free Writing Prospectus, to the extent required by Rule 433 under the Securities Act) and in accordance with Section 4(a) hereof; and all requests by the Commission for additional information shall have been complied with to the reasonable satisfaction of the Representatives; and (ii) the Original Swedish Prospectus shall have been approved and registered by the SFSA in accordance with the Prospectus Rules (and the Underwriters shall have received a copy of the approval letter evidencing the formal approval) and notified to the competent regulators in Denmark, Finland and Norway and made available to the public in accordance with the Prospectus Rules on May 20, 2022 and these approvals shall not have been revoked.

(b)       Swedish Supplement. Any Swedish Supplement which is required to be published prior to the Closing Date shall have been approved by the SFSA (and the Underwriters shall have received a copy of the approval letter evidencing the formal approval), notified to the competent regulators in Denmark, Finland and Norway and made available to the public in accordance with the Prospectus Rules.

(c)       Representations and Warranties. The representations and warranties of the Company contained herein shall be true and correct on the date hereof and on and as of the date of publication of the Original Swedish Prospectus, the date of publication of any Swedish Supplement, on the date on which the Underwriters first confirm sales of the Rump Securities and the Closing Date; and the statements of the Company and its officers made in any certificates delivered pursuant to this Agreement shall be true and correct on and as of the Closing Date.

(d)       Maintenance of Rating. Since the execution of this Agreement, there shall not have been any decrease in or withdrawal of the rating of any securities of the Company or any of its subsidiaries by any “nationally recognized statistical rating organization” (as defined in Section 3(a)(62) of the Exchange Act) or any notice given of any intended or potential decrease in or withdrawal of any such rating or of a possible change in any such rating that does not indicate the direction of the possible change.

(e)       No Material Adverse Change. No event or condition of a type described in Section 3(i) hereof shall have occurred or shall exist, which event or condition is not described in the Offering Documents (excluding any amendment or supplement thereto) and the effect of which in the judgment of the Representatives makes it impracticable or inadvisable to proceed with the offering, sale or delivery of the New Securities on the Closing Date on the terms and in the manner contemplated by this Agreement and the Offering Documents.

(f)       Officer’s Certificate. The Representatives shall have received on and as of the Closing Date a certificate of the chief financial officer or chief accounting officer of the Company and one additional senior executive officer of the Company who is satisfactory to the Representatives (i) confirming that such officers have carefully reviewed the Registration Statement and the Offering Documents and, to the knowledge of such officers, the representations set forth in Section 3(f) hereof are true and correct, (ii) confirming that the other representations and warranties of the Company in this Agreement are true and correct and that the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date, and (iii) to the effect set forth in paragraphs (a), (c) and (e) above.

(g)       Comfort Letters. On the date of this Agreement (in relation to the Registration Statement and Offering Documents excluding the Swedish Prospectus), on the date of publication of the Original Swedish Prospectus (in relation only to the Swedish Prospectus) and on the Closing Date (in relation to the Registration Statement and the Offering Documents), Ernst & Young shall have furnished to the Representatives, at the request of the Company, letters, dated the respective dates of delivery thereof and addressed to the Underwriters, in form and substance reasonably satisfactory thereto, containing statements and information of the type customarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained or incorporated by reference in each of the Registration Statement and the Offering Documents; provided, that the letters delivered on the Closing Date shall use a “cut-off” date no more than two business days prior to such Closing Date.

(h)       Opinion and 10b-5 Statement of Counsel for the Company. On the date of this Agreement and on the Closing Date, (i) Davis Polk & Wardwell LLP, U.S. counsel for the Company, shall have furnished to the Representatives, at the request of the Company, their written opinion and 10b-5 statement addressed to the Underwriters, in form and substance reasonably satisfactory to the Representatives, to the effect set forth in Annex A hereto; (ii) Hogan Lovells (Luxembourg) LLP, Luxembourg counsel for the Company, shall have furnished to the Underwriters, at the request of the Company, their written legal opinion addressed to the Underwriters, in form and substance reasonably satisfactory to the Underwriters, to the effect set forth in Annex B hereto and (iii) and, additionally, on such dates and on the date of publication of the Original Swedish Prospectus, Advokatfirman Cederquist KB, Swedish counsel for the Company, shall have furnished to the Underwriters, at the request of the Company, their written opinion addressed to the Underwriters, in form and substance reasonably satisfactory to the Underwriters, to the effect set forth in Annex C hereto.

(i)       Opinion and 10b-5 Statement of Counsel for the Underwriters. On the date of this Agreement and on the Closing Date, the Representatives shall have received: (i) an opinion and 10b-5 statement, addressed to the Underwriters, of Simpson Thacher & Bartlett LLP, U.S. counsel for the Underwriters and (ii) an opinion from LOYENS & LOEFF LUXEMBOURG SARL, Luxembourg counsel for the Underwriters, in each case, with respect to such matters as the Representatives may reasonably request, and such counsels shall have received such documents and information as they may reasonably request to enable them to pass upon such matters.

(j)       No Legal Impediment to Issuance and Sale. No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any federal, state or foreign governmental or regulatory authority that would, as of the date of this Agreement and as of the Closing Date prevent the issuance or sale of the Rights or the New Securities (including the Rump Securities), as applicable; and no injunction or order of any federal, state or foreign court shall have been issued that would, as of the date of this Agreement and as of the Closing Date, prevent the issuance or sale of the Rights or the New Securities, as applicable.

(k)       Good Standing. The Underwriters shall have received on and as of the date of this Agreement and as of the Closing Date, a certified electronic excerpt pertaining to the Company issued by the RCS on the date of this Agreement and the Closing Date, and an electronic certified certificat de non-inscription d’une décision judiciaire (certificate as to the non-inscription of a court decision) issued by the RCS on the date of this Agreement and on the Closing Date (the “RCS Certificate”) certifying that as of the day prior to the date of this Agreement or the Closing Date, as applicable, no Luxembourg court decision as to inter alia the faillite (bankruptcy), concordat préventif de faillite (moratorium), gestion contrôlée (controlled management), sursis de paiement (suspension of payments), liquidation judiciaire (compulsory liquidation) or the appointment of a temporary administrator (administrateur provisoire), and no foreign court decision as to faillite, concordat or other analogous procedures according to Regulation (EU) No 2015/848 of 20 May 2015 on insolvency proceedings (recast) is filed with the RCS in respect of the Company.

(l)       Exchange Listing. The Rights and the Interim SDRs have been approved for listing on the Applicable Stock Exchanges, as applicable, and the New Shares (including the Rump Shares) and the Rump SDRs, if any, have been approved for listing thereon, subject to official notice of issuance.

(m)       Lock-up Agreements. The “lock-up” agreements, each substantially in the form of Exhibit A hereto, between the Representatives and certain officers and directors of the Company relating to sales and certain other dispositions of Company Securities or certain other securities, delivered to the Representatives on or before the date hereof, shall be in full force and effect on the date of this Agreement.

(n)       Additional Documents. On or prior to the date of this Agreement and the Closing Date, the Company shall have furnished to the Representatives such further certificates and documents as the Representatives may reasonably request.

All opinions, letters, certificates and evidence mentioned above or elsewhere in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in form and substance reasonably satisfactory to counsel for the Underwriters.

7.       Indemnification and Contribution.

(a)       Indemnification of the Underwriters. The Company agrees to indemnify and hold harmless each Underwriter, its affiliates, directors and officers and each person, if any, who controls such Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (each, an “Underwriter Indemnitee”), from and against any and all losses, claims, damages and liabilities (including, without limitation, legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted, as such fees and expenses are incurred), joint or several, that arise out of, or are based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, not misleading, or (ii) any untrue statement or alleged untrue statement of a material fact contained in any Offering Document (or any amendment or supplement thereto, including any Swedish Supplement), any

Issuer Free Writing Prospectus, any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the Securities Act, any road show as defined in Rule 433(h) under the Securities Act (a “road show”), or caused by any omission or alleged omission to state therein a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case except insofar as such losses, claims, damages or liabilities arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to any Underwriter furnished to the Company in writing by such Underwriter expressly for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in paragraph (b) below.

(b)       Indemnification of the Company. Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, its directors, its officers who signed the Registration Statement and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the indemnity set forth in paragraph (a) above, but only with respect to any losses, claims, damages or liabilities that arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to such Underwriter furnished to the Company in writing expressly for use in the Registration Statement, the Offering Documents (or any amendment or supplement thereto), any Issuer Free Writing Prospectus, or any road show, it being understood and agreed upon that the only such information by any Underwriter consists of its name, address and logo.

(c)       Notice and Procedures. If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against any person in respect of which indemnification may be sought pursuant to the preceding paragraphs of this Section 7, such person (the “Indemnified Person”) shall promptly notify the person against whom such indemnification may be sought (the “Indemnifying Person”) in writing; provided that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have under the preceding paragraphs of this Section 7 except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided, further, that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have to an Indemnified Person otherwise than under the preceding paragraphs of this Section 7. If any such proceeding shall be brought or asserted against an Indemnified Person and it shall have notified the Indemnifying Person thereof, the Indemnifying Person shall retain counsel reasonably satisfactory to the Indemnified Person (who shall not, without the consent of the Indemnified Person, be counsel to the Indemnifying Person) to represent the Indemnified Person and any others entitled to indemnification pursuant to this Section 7 that the Indemnifying Person may designate in such proceeding and shall pay the fees and expenses in such proceeding and shall pay the fees and expenses of such counsel related to such proceeding, as incurred. In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless (i) the Indemnifying Person and the Indemnified Person shall have mutually agreed to the contrary; (ii) the Indemnifying Person has failed within a reasonable time to retain counsel reasonably satisfactory to the Indemnified Person; (iii) the Indemnified Person shall have reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to the Indemnifying Person; or (iv) the named parties in any such proceeding (including any impleaded parties) include both the Indemnifying Person and the Indemnified Person and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood and agreed that the Indemnifying Person shall not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all Indemnified Persons, and that all such fees and expenses shall be paid or reimbursed as they are incurred. Any such separate firm for any Underwriter, its affiliates, directors and officers and any control persons of such Underwriter shall be designated in writing by the Underwriters and any such separate firm for the Company, its directors, its officers who signed the Registration Statement and any control persons of the Company shall be designated in writing by the Company. The Indemnifying Person shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent, the Indemnifying Person agrees to indemnify each Indemnified Person from and against any loss or liability by reason of such settlement. Notwithstanding the foregoing sentence, if at any time an Indemnified Person shall have requested that an Indemnifying Person reimburse the Indemnified Person for fees and expenses of counsel as contemplated by this paragraph, the Indemnifying Person agrees that it shall be liable for any settlement of any such proceeding effected without its written consent if (i) such settlement is entered into in good faith by the Indemnified Person more than 60 days after receipt by such Indemnifying Person of the aforesaid request, (ii) such Indemnifying Person shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into, and (iii) such Indemnifying Person shall not have reimbursed such Indemnified Person in accordance with such request prior to the date of such settlement. No Indemnifying Person shall, without the written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnification could have been sought hereunder by such Indemnified Person, unless such settlement (x) includes an unconditional release of such Indemnified Person, in form and substance reasonably satisfactory to such Indemnified Person, from all liability on claims that are the subject matter of such proceeding and (y) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person.

(d)       Contribution. If the indemnification provided for in paragraphs (a) or (b) above is unavailable to an Indemnified Person or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each Indemnifying Person under such paragraph, in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the Underwriters on the other, from the offering and sale of the New Securities pursuant to the Rights Offering and the transactions contemplated hereunder, or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) but also the relative fault of the Company, on the one hand, and the Underwriters on the other, in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company, on the one hand, and the Underwriters on the other, shall be deemed to be in the same respective proportions as the net proceeds (before deducting expenses) received by the Company from the offering and sale of the New Securities pursuant to the Rights Offering and the transactions contemplated hereunder and the total fees received by the Underwriters in connection therewith, in each case as set forth in the table on the cover of the U.S. Prospectus, bear to the aggregate offering price of the New Securities as set forth in the table on the cover of the U.S. Prospectus. The relative fault of the Company, on the one hand, and the Underwriters on the other, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(e)       Limitation on Liability. The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to paragraph (d) above were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in paragraph (d) above. The amount paid or payable by an Indemnified Person as a result of the losses, claims, damages and liabilities referred to in paragraph (d) above shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Person in connection with any such action or claim. Notwithstanding the provisions of paragraphs (d) and (e), in no event shall an Underwriter be required to contribute any amount in excess of the amount by which the total fees received by such Underwriter under this Agreement exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters’ obligations to contribute pursuant to paragraphs (d) and (e) are several in proportion to their respective purchase obligations hereunder and not joint.

(f)       Non-Exclusive Remedies. The remedies provided for in this Section 7 paragraphs (a) through (e) are not exclusive and shall not limit any rights or remedies which may otherwise be available to any Indemnified Person at law or in equity.

8.       Effectiveness of Agreement. This Agreement shall become effective as of the date first written above.

9.       Termination. This Agreement may be terminated in the absolute discretion of the Representatives, by notice to the Company, if after the execution and delivery of this Agreement and on or prior to the Closing Date (i) any of the conditions set forth in Section 6 are not satisfied, (ii) trading generally shall have been suspended or materially limited on or by any of the New York Stock Exchange, The Nasdaq Stock Market, Nasdaq Stockholm; (iii) trading of any securities issued or guaranteed by the Company shall have been suspended on any exchange or in any over-the-counter market; (iv) a general moratorium on commercial banking activities shall have been declared by federal or New York State authorities or any authority in any member state of the EEA or the United Kingdom; or (v) there shall have occurred any outbreak or escalation of hostilities or any change in financial markets or any calamity or crisis, either within or outside the United States, that, in the judgment of the Representatives, is material and adverse and makes it impracticable or inadvisable to proceed with the offering, sale or delivery of the New Securities on the terms and in the manner contemplated by this Agreement and the Offering Documents.

10.       Defaulting Underwriter.

(a)       If, on the Closing Date any Underwriter defaults on its obligation to purchase the Rump Securities that it has agreed to purchase hereunder on such date, the non-defaulting Underwriters may in their discretion arrange for the purchase of such Rump Securities by other persons satisfactory to the Company on the terms contained in this Agreement. If, within 36 hours after any such default by any Underwriter, the non-defaulting Underwriters do not arrange for the purchase of such Rump Securities, then the Company shall be entitled to a further period of 36 hours within which to procure other persons satisfactory to the non-defaulting Underwriters to purchase such Rump Securities on such terms. If other persons become obligated or agree to purchase the Rump Securities of a defaulting Underwriter, either the non-defaulting Underwriters or the Company may postpone the Closing Date for up to five full business days in order to effect any changes that in the opinion of counsel for the Company or counsel for the Underwriters may be necessary in the Registration Statement and the Offering Documents or in any other document or arrangement, and the Company agrees to promptly prepare any amendment or supplement to the Registration Statement and the Offering Documents that effects any such changes. As used in this Agreement, the term “Underwriter” includes, for all purposes of this Agreement unless the context otherwise requires, any person not listed in Schedule 1 hereto that, pursuant to this Section 10, purchases Rump Securities that a defaulting Underwriter agreed but failed to purchase.

(b)       If, after giving effect to any arrangements for the purchase of the Rump Securities of a defaulting Underwriter or Underwriters by the non-defaulting Underwriters and the Company as provided in paragraph (a) above, the aggregate number of Rump Securities that remain unpurchased on the Closing Date does not exceed one-eleventh of the aggregate number of Rump Securities to be purchased on such date, then the Company shall have the right to require each non-defaulting Underwriter to purchase the number of Rump Securities that such Underwriter agreed to purchase hereunder on such date plus such Underwriter’s pro rata share (based on the number of Rump Securities that such Underwriter agreed to purchase on such date) of the Rump Securities of such defaulting Underwriter or Underwriters for which such arrangements have not been made.

(c)       If, after giving effect to any arrangements for the purchase of the Rump Securities of a defaulting Underwriter or Underwriters by the non-defaulting Underwriters and the Company as provided in paragraph (a) above, the aggregate number of Rump Securities that remain unpurchased on the Closing Date exceeds one-eleventh of the aggregate amount of Rump Securities to be purchased on such date, or if the Company shall not exercise the right described in paragraph (b) above, then this Agreement shall terminate without liability on the part of the non-defaulting Underwriters. Any termination of this Agreement pursuant to this Section 10 shall be without liability on the part of the Company, except that the Company will continue to be liable for the payment of expenses as set forth in Section 11 hereof and except that the provisions of Section 7 hereof shall not terminate and shall remain in effect.

(d)       Nothing contained herein shall relieve a defaulting Underwriter of any liability it may have to the Company or any non-defaulting Underwriter for damages caused by its default.

11.       Payment of Expenses.

(a)       Whether or not the transactions contemplated by this Agreement are consummated or this Agreement is terminated, the Company will pay or cause to be paid all costs and expenses incident to the performance of its obligations hereunder, including without limitation, (i) the costs incident to the authorization, issuance, sale, preparation and delivery of the New Securities and any taxes payable in that connection; (ii) the costs incident to the preparation, printing and filing under the Securities Act of the Registration Statement, any Issuer Free Writing Prospectus, any Offering Documents (including all exhibits, amendments and supplements thereto) and the distribution thereof; (iii) the fees and expenses of the Company’s counsel and independent accountants; (iv) the fees and expenses incurred in connection with the registration or qualification and determination of eligibility for investment of the New Securities under the laws of such jurisdictions as the Representatives may designate and the preparation, printing and distribution of a Blue Sky Memorandum (including the related fees and expenses of counsel for the Underwriters); (v) the cost of preparing stock certificates; (vi) the costs and charges of the Depositary, any transfer agent and any registrar; (vii) all expenses and application fees incurred in connection with any filing with, and clearance of the offering of Rights and New Securities by, FINRA; (viii) all expenses incurred by the Company in connection with any “road show” presentation to potential investors; (ix) all expenses and application fees related to the listing of the Rights, the Interim SDRs and the New Securities on each Applicable Stock Exchange, as applicable; (x) all expenses and application fees incurred in connection with any filing of the Rights, the Interim SDRs and the New Securities for book-entry transfer by Euroclear and DTC, as applicable; (xi) all fees and expenses of Nordea Issuer Services and Broadridge in connection with the Rights Offering; and (xii) the reasonable and documented out-of-pocket expenses incurred by the Underwriters in connection with the Rights Offering and the transactions contemplated by this Agreement, including the documented fees and disbursements of U.S., Swedish and Luxembourg legal counsel to the Underwriters (such fees of U.S., Swedish and Luxembourg legal counsel to the Underwriters each as separately agreed with the Company and payable on the Closing Date).

(b)       If (i) this Agreement is terminated pursuant to Section 9, (ii) the Company for any reason fails to tender the Rump Securities for delivery to the Underwriters or (iii) the Underwriters decline to purchase the Rump Securities for any reason permitted under this Agreement, the Company agrees to reimburse the Underwriters for all out-of-pocket costs and expenses (including the fees and expenses of their counsel) reasonably incurred by the Underwriters in connection with this Agreement, the Rights Offering and the transactions contemplated hereby.

12.       Persons Entitled to Benefit of Agreement. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers and directors and any controlling persons referred to herein, and the affiliates of each Underwriter referred to in Section 7 hereof. Nothing in this Agreement is intended or shall be construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein. No purchaser of New Securities from any Underwriter shall be deemed to be a successor merely by reason of such purchase.

13.       Survival. The respective indemnities, rights of contribution, representations, warranties and agreements of the Company and the Underwriters contained in this Agreement or made by or on behalf of the Company or the Underwriters pursuant to this Agreement or any certificate delivered pursuant hereto shall survive the delivery of and payment for the Rump Securities and shall remain in full force and effect, regardless of any termination of this Agreement or any investigation made by or on behalf of the Company or the Underwriters or the directors, officers, controlling persons or affiliates referred to in Section 7 hereof.

14.       Certain Defined Terms. For purposes of this Agreement, (a) except where otherwise expressly provided, the term “affiliate” has the meaning set forth in Rule 405 under the Securities Act; (b) the term “business day” means any day other than a day on which banks are permitted or required to be closed in New York City; (c) the term “subsidiary” has the meaning set forth in Rule 405 under the Securities Act; and (d) the term “significant subsidiary” has the meaning set forth in Rule 1-02 of Regulation S-X under the Exchange Act.

15.       Compliance with USA Patriot Act. In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Underwriters are required to obtain, verify and record information that identifies their respective clients, including the Company, which information may include the name and address of their respective clients, as well as other information that will allow the Underwriters to properly identify their respective clients.

16.       Miscellaneous.

(a)       Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted and confirmed by any standard form of telecommunication. Notices to the Underwriters shall be given c/o the Representatives to: (i) J.P. Morgan Securities plc, at 25 Bank Street, Canary Wharf, London, E14 5JP United Kingdom (Attention Equity Syndicate Desk; email ECM_-_Europe_Syndicate_Desk@jpmorgan.com) (ii) Goldman Sachs International at Plumtree Court, 25 Shoe Lane, London EC4A 4AU United Kingdom, (Attention ECM Syndicate Desk; email gs-EqSynd-EMEA@ny.email.gs.com) and (iii) Nordea Bank Abp, filial i Sverige at Smålandsgatan 17, SE – 105 71 Stockholm, Sweden, (Attention Peter Rabe and Jens Nystrand; email peter.rabe@nordea.com and jens.nystrand@nordea.com), with a copy to Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, NY 10017, United States of America (Attention: Mark Brod; email: mbrod@stblaw.com). Notices to the Company shall be given to Millicom International Cellular S.A., at 2, rue de Fort Bourbon, L-1249 Luxembourg (Attention: Office of the General Counsel; email: CorpFin@millicom.onmicrosoft.com / salvador.escalon@millicom.com); with a copy to Davis Polk &Wardwell LLP, 450 Lexington Avenue, New York, NY 10017, United States of America (Attention: John B. Meade; email: john.meade@davispolk.com).

(b)       Governing Law. This Agreement and any claim, controversy or dispute arising under or related to this Agreement shall be governed by and construed in accordance with the laws of the State of New York.

(c)       Submission to Jurisdiction. The Company hereby submits to the exclusive jurisdiction of the U.S. federal and New York state courts in the Borough of Manhattan in The City of New York in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. The Company waives any objection which it may now or hereafter have to the laying of venue of any such suit or proceeding in such courts. The Company agrees that final judgment in any such suit, action or proceeding brought in such court shall be conclusive and binding upon the Company and may be enforced in any court to the jurisdiction of which Company is subject by a suit upon such judgment. The Company irrevocably appoints C T Corporation System, located at 28 Liberty Street, New York, NY 10005, USA, as its authorized agent in the Borough of Manhattan in The City of New York upon which process may be served in any such suit or proceeding, and agrees that service of process upon such authorized agent, and written notice of such service to the Company by the person serving the same to the address provided in this Section 16(c), shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company hereby represents and warrants that such authorized agent has accepted such appointment and has agreed to act as such authorized agent for service of process. The Company further agrees to take any and all action as may be necessary to maintain such designation and appointment of such authorized agent in full force and effect for a period of seven years from the date of this Agreement.

(d)       Judgment Currency. The Company agrees to indemnify each Underwriter, its directors, officers, affiliates and each person, if any, who controls such Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against any loss incurred by such Underwriter as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the “judgment currency”) other than U.S. dollars and as a result of any variation as between (i) the rate of exchange at which the U.S. dollar amount is converted into the judgment currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such indemnified person is able to purchase U.S. dollars with the amount of the judgment currency actually received by the indemnified person. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

(e)       Waiver of Immunity. To the extent that the Company has or hereafter may acquire any immunity (sovereign or otherwise) from jurisdiction of any court of (i) Luxembourg or Sweden, or any political subdivision thereof, (ii) the United States or the State of New York, (iii) any jurisdiction in which it owns or leases property or assets or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution, set-off or otherwise) with respect to themselves or their respective property and assets or this Agreement, the Company hereby irrevocably waives such immunity in respect of its obligations under this Agreement to the fullest extent permitted by applicable law.

(f)       Waiver of Jury Trial. Each of the parties hereto hereby waives any right to trial by jury in any suit or proceeding arising out of or relating to this Agreement.

(g)       Recognition of the U.S. Special Resolution Regimes.

(i)	In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(ii)	In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

As used in this Section 16(g):

“BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k);

“Covered Entity” means any of the following:

(i)	a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii)	a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii)	a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable; and

“U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

(h)       Acknowledgement and Consent to EU Bail-in.

(i)	Notwithstanding and to the exclusion of any other term of this Agreement or any other agreements, arrangements, or understanding between any of the parties to this Agreement, the Company acknowledges and accepts, and agrees that a BRRD Liability arising under this Agreement may be subject to the exercise of Bail-in Powers by the Relevant Resolution Authority, and acknowledges, accepts and agrees to be bound by:

a.	the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of an EU Bail-In Party to the Company under this Agreement that (without limitation) may include and result in any of the following, or some combination thereof:

i.	the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;

ii.	the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of an EU Bail-In Party or another person, and the issue to or conferral on the Company of such shares, securities or obligations;

iii.	the cancellation of the BRRD Liability; and/or

iv.	the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period; and

(ii)	the variation of the terms of this Agreement, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority.

As used in this Section 16(h):

“Bail-In Legislation” means, in relation to a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-In Legislation Schedule from time to time;

“Bail-in Powers” means any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant Bail-in Legislation;

“BRRD” means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms;

“BRRD Liability” means a liability in respect of which the relevant Write-Down and Conversion Powers in the applicable Bail-in Legislation may be exercised;

“EU Bail-In Legislation Schedule” means the document described as such, then in effect, and published by the Loan Market Association (or any successor person), from time to time at http://www.lma.edu.com/;

“EU Bail-In Party” means any party to this Agreement subject to the exercise of Bail-In Powers; and

“Relevant Resolution Authority” means the resolution authority with the ability to exercise any Bail-in Powers in relation to an EU Bail-In Party.

(i)       Acknowledgement and Consent to UK Bail-in.

(i)	Notwithstanding and to the exclusion of any other term of this Agreement or any other agreements, arrangements, or understanding between any of the parties to this Agreement, the Company acknowledges, accepts, and agrees that a UK Bail-in Liability arising under this Agreement may be subject to the exercise of UK Bail-in Powers by the Relevant UK Resolution Authority and acknowledges, accepts and agrees to be bound by:

a.	the effect of the exercise of UK Bail-in Powers by the Relevant UK Resolution Authority in relation to any UK Bail-in Liability of a UK Bail-in Party to the Company under this Agreement, that (without limitation) may include and result in any of the following, or some combination thereof;

b.	the reduction of all, or a portion, of the UK Bail-in Liability or outstanding amounts due thereon;

c.	the conversion of all, or a portion, of the UK Bail-in Liability into shares, other securities or other obligations of a UK Bail-in Party or another person, and the issue to or conferral on the Company of such shares, securities or obligations;

d.	the cancellation of the UK Bail-in Liability; and/or

e.	the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period; and

(ii)	the variation of the terms of this Agreement, as deemed necessary by the Relevant UK Resolution Authority, to give effect to the exercise of UK Bail-in Powers by the Relevant UK Resolution Authority.

As used in this Section 16(i):

“UK Bail-In Legislation” means Part I of the UK Banking Act 2009 and any other law or regulation applicable in the UK relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (otherwise than through liquidation, administration or other insolvency proceedings);

“UK Bail-In Liability” means a liability in respect of which the UK Bail-in Powers may be exercised;

“UK Bail-In Party” means any party to this Agreement subject to the exercise of UK Bail-In Powers;

“Relevant UK Resolution Authority” means, in relation to any UK Bail-in Party, the resolution authority with the ability to exercise the UK Bail-in Powers; and

“UK Bail-In Powers” means the powers under the UK Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or affiliate of a bank or investment firm, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability.

(j)       Counterparts. This Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Agreement or any document to be signed in connection with this Agreement shall be deemed to include electronic signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, and the parties hereto consent to conduct the transactions contemplated hereunder by electronic means.

(k)       Amendments or Waivers. No amendment or waiver of any provision of this Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the parties hereto.

(l)       Headings. The headings herein are included for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

If the foregoing is in accordance with your understanding, please indicate your acceptance of this Agreement by signing in the space provided below.

Very truly yours,

MILLICOM INTERNATIONAL CELLULAR S.A.

By:	/s/ Salvador Escalon
	Name:	Salvador Escalon
	Title:	EVP, Chief Legal and Compliance Officer

By:	/s/ Patrick Gill
	Name:	Patrick Gill
	Title:	Company Secretary

Accepted: As of the date first written above

GOLDMAN SACHS INTERNATIONAL

J.P. MORGAN SECURITIES PLC

NORDEA BANK ABP, FILIAL I SVERIGE

for themselves and as Representatives of the other Underwriters named in Schedule 1 hereto

GOLDMAN SACHS INTERNATIONAL

By:	/s/ Laura Vincent
Authorized Signatory

J.P. MORGAN SECURITIES PLC

By:	/s/ Alexandre Gaudy
Authorized Signatory

NORDEA BANK ABP, FILIAL I SVERIGE

By:	/s/ Jens Nystrand
Authorized Signatory

By:	/s/ Martin Pellbäck
Authorized Signatory

Schedule 1

Underwriter	% of Total Rump Securities
Goldman Sachs International	26.40%
J.P. Morgan Securities plc	26.40%
Nordea Bank Abp, filial i Sverige	22.50%
Morgan Stanley & Co. International plc	17.20%
DNB Markets, a part of DNB Bank ASA, Sweden Branch	7.50%
Total	100.00%

Annex A

[Form of opinion of counsel for the Company]

[Intentionally Omitted]

Annex B

[Form of opinion of Luxembourg counsel for the Company]

[Intentionally Omitted]

Annex C

[Form of opinion of Swedish counsel for the Company]

[Intentionally Omitted]

Exhibit A

Form of Lock-up Agreement

May [●], 2022

Goldman Sachs International

Plumtree Court, 25 Shoe Lane

London EC4A 4AU

United Kingdom

J.P. Morgan Securities plc

25 Bank Street

Canary Wharf

London E14 5JP

United Kingdom

Nordea Bank Abp, filial i Sverige

Smålandsgatan 17

SE – 105 71 Stockholm

Sweden

Re:	Proposed offering by Millicom International Cellular S.A. of common shares (including in the form of SDRs)

Ladies and Gentlemen:

The undersigned, an officer and/or director of Millicom International Cellular S.A., a public limited liability company (société anonyme) having its registered office at 2, rue du Fort Bourbon, L-1249 Luxembourg, Grand Duchy of Luxembourg and being registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B 40630 (the “Company”), understands that Goldman Sachs International, J.P. Morgan Securities plc and Nordea Bank Abp, filial i Sverige (each, a “Joint Global Coordinator” and, collectively, the “Joint Global Coordinators”) propose to enter into an Underwriting Agreement with the Company (the “Underwriting Agreement”) as representatives of the underwriters named therein (each, an “Underwriter” and, collectively, the “Underwriters”), in connection with the Company’s offering of preferential subscription rights (each, a “Right” and, collectively, the “Rights”) to holders of (i) its outstanding common shares, par value $1.50 per share (the “Shares”) and (ii) its outstanding Swedish Depositary Receipts issued through Skandinaviska Enskilda Banken AB (publ) (the “Depositary”), each representing one Share (“SDRs”, and together with the Shares, the “Company Securities”), entitling such holders to collectively subscribe for up to an aggregate of [●] newly-issued shares (each, a “New Share” and, collectively, the “New Shares”), including in the form of newly-issued SDRs representing such New Shares (the “New SDRs”, and collectively with the New Shares, the “New Securities”) (the “Rights Offering”). Pursuant to the Underwriting Agreement, the Underwriters

have agreed to underwrite any New Securities not validly subscribed for by existing holders through the exercise of their Rights, such holders’ oversubscription privilege or in the case of New SDRs only, through a direct subscription of any New SDRs remaining thereafter (the “Rump Securities”). Capitalized terms used herein and not otherwise defined have the meaning ascribed to them in the Underwriting Agreement.

In recognition of the benefit that the Rights Offering and any public or private offering of Rump Securities will confer upon the undersigned as an officer and/or director of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each Underwriter to be named in the Underwriting Agreement that, during the period beginning on the date hereof and ending on the date that is 90 days from the date of the Underwriting Agreement (the “Lock-Up Period”), the undersigned will not, without the prior written consent of each Joint Global Coordinator:

(i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any Company Securities or any securities convertible into or exercisable or exchangeable therefor, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition (collectively, the “Lock-Up Securities”), or exercise any right with respect to the registration of any of the Lock-Up Securities, or file, cause to be filed or cause to be confidentially submitted any registration statement in connection therewith, under the U.S. Securities Act of 1933, as amended; or

(ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction described in this clause (ii) or (i) above is to be settled by delivery of Company Securities or other securities, in cash or otherwise.

Notwithstanding the foregoing, and subject to the conditions below, the undersigned may transfer the Lock-Up Securities without the prior written consent of each Joint Global Coordinator:

(i)	by will or intestacy (provided, that the beneficiary or beneficiaries, heir or heirs or legal representatives thereof agree to be bound in writing by the restrictions set forth herein);

(ii)	as a bona fide gift or gifts, including to charitable organizations, (provided, that the donee or donees or legal representatives thereof agree to be bound in writing by the restrictions set forth herein);

(iii)	to any trust, partnership, limited liability company or other entity for the direct or indirect benefit of the undersigned or the immediate family of the undersigned (for purposes of this lock-up agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin)

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(provided, that (1) the trustee of the trust or the partnership, limited liability company or other entity agrees to be bound in writing by the restrictions set forth herein and (2) any such transfer shall not involve a disposition for value);

(iv)	to any immediate family member or other dependent (provided, that (1) the transferee agrees to be bound in writing by the restrictions set forth herein and (2) any such transfer shall not involve a disposition for value);

(v)	as a distribution to any wholly owned subsidiary, limited partner, member or stockholder of the undersigned (provided, that (1) the transferee agrees to be bound in writing by the restrictions set forth herein and (2) any such transfer shall not involve a disposition for value);

(vi)	to the undersigned’s affiliates or to any investment fund or other entity controlled or managed by the undersigned (provided, that (1) the transferee agrees to be bound in writing by the restrictions set forth herein and (2) any such transfer shall not involve a disposition for value);

(vii)	to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (vi) above (provided, that the transferee agrees to be bound in writing by the restrictions set forth herein);

(viii)	pursuant to an order of a court or regulatory agency (provided, that if a public report, notification, filing or announcement reporting a reduction in beneficial ownership of Company Securities shall be required during the Lock-Up Period under any applicable law, rule or regulation (including with the U.S. Securities and Exchange Commission (“SEC”), or under any applicable rule or regulation of any stock exchange, including the Nasdaq Global Select Market or the regulated market of Nasdaq Stockholm) (any of the foregoing, a “Public Report”), (1) the undersigned shall provide the Joint Global Coordinators prior written notice informing them of such Public Report and (2) such Public Report shall disclose that such transfer of Lock-Up Securities is being made pursuant to an order of a court or regulatory agency) (for purposes of this Lock-Up Agreement, a “court or regulatory agency” means any domestic or foreign, federal, state or local government, including any political subdivision thereof, any governmental or quasi-governmental authority, department, agency or official, any court or administrative body, and any national securities exchange or similar self-regulatory body or organization, in each case of competent jurisdiction);

(ix)	if the undersigned is an executive officer, to the Company upon death, disability or termination of employment, in each case, of such executive officer;

(x)	pursuant to any bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of the Company’s capital stock involving a change of control of the Company (provided, that in the event such tender offer, merger, consolidation or other such transaction is not completed, the undersigned’s Lock-Up Securities shall remain subject to the provisions hereof);

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(xi)	to the Company (1) pursuant to the exercise, in each case, on a “cashless” or “net exercise” basis, of any option to purchase Company Securities granted by the Company pursuant to any employee benefit plans or arrangements described in the registration statement filed on Form F-3 and the related prospectus supplement in relation to the Rights Offering, and the documents incorporated by reference therein (the “Registration Statement”), where any Company Securities received by the undersigned will be subject to the provisions hereof, or (2) for the purpose of satisfying any withholding taxes (including estimated taxes) due as a result of the exercise of any option to purchase Company Securities or the vesting of any restricted stock awards granted by the Company pursuant to employee benefit plans or arrangements described in the Registration Statement, in each case on a “cashless” or “net exercise” basis, where any Company Securities received by the undersigned upon any such exercise or vesting will be subject to the provisions hereof (provided, in each case, that if a Public Report shall be required during the Lock-Up Period, (x) the undersigned shall provide the Joint Global Coordinators prior written notice informing them of such Public Report and (y) such Public Report shall disclose that such transfer of Lock-Up Securities relates to the exercise of any option to purchase Company Securities or the vesting of restricted stock awards pursuant to employee benefit plans or arrangements);

(xii)	upon foreclosure of existing pledges, hypothecations or other existing grants of security interests in Company Securities, as collateral or security for any loan, advance or extension of credit (provided, in each case, that if a Public Report shall be required during the Lock-Up Period, (x) the undersigned shall provide the Joint Global Coordinators prior written notice informing them of such Public Report and (y) such Public Report shall disclose that such transfer of Lock-Up Securities relates to the foreclosure and provide any relevant details); or

(xiii)	to the Depositary, pursuant to the Custodian Agreement dated as of December 16, 2011 between the Company and the Depositary, in exchange for SDRs against the deposit of Shares or in exchange for Shares against the delivery of SDRs for cancelation;

provided, further, that in the case of clauses (ii) through (vii) above, no Public Report shall be required or voluntarily made during the Lock-Up Period;

Notwithstanding the foregoing:

(i)	the undersigned may sell (A) Company Securities purchased by the undersigned on the open market following the Rights Offering, provided, that no Public Report regarding such sales shall be required or voluntarily made during the Lock-Up Period and (B) any Rights that the undersigned receives in connection with the Rights Offering; and

(ii)	the undersigned may enter into a written trading plan established pursuant to Rule 10b5-1 of the U.S. Securities Exchange Act of 1934, as amended, with respect to

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the Lock-Up Securities during the Lock-Up Period, provided, that (1) no direct or indirect offers, pledges, sales, contracts to sell, sales of any option or contract to purchase, purchases of any option or contract to sell, grants of any option, right or warrant to purchase or other transfers or disposals of any Lock-Up Securities may be effected pursuant to such plan during the Lock-Up Period and (2) no public announcement of the establishment or existence of such plan, and no filing disclosing such plan to the SEC or any stock exchange, shall be required or shall be voluntarily made during the Lock-Up Period.

If (i) the Underwriting Agreement does not become effective, (ii) the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Rump Securities to be sold thereunder, (iii) the registration statement filed on Form F-3 is withdrawn by the Company, (iv) the Company notifies the Joint Global Coordinators that it does not intend to proceed with the Rights Offering or (v) the Rights Offering has not closed prior to August 31, 2022, the undersigned shall be released from all obligations under this Lock-Up Agreement without any further action on the part of the undersigned and this Lock-Up Agreement shall be of no further force and effect.

The undersigned understands that the Company and the Underwriters are relying upon this lock-up agreement in proceeding toward consummation of the Rights Offering. The undersigned further understands that this lock-up agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

The undersigned acknowledges and agrees that the Underwriters have not provided any recommendation or investment advice nor have the Underwriters solicited any action from the undersigned with respect to the Rights Offering, and the undersigned has consulted their own legal, accounting, financial, regulatory and tax advisors to the extent deemed appropriate. The undersigned further acknowledges and agrees that, although the Underwriters may provide certain Regulation Best Interest and Form CRS disclosures or other related documentation to you in connection with the Rights Offering, the Underwriters are not making a recommendation to you to participate in the Rights Offering, and nothing set forth in such disclosures or documentation is intended to suggest that any Underwriter is making such a recommendation.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Lock-Up Securities except in compliance with the foregoing restrictions.

This agreement and any claim, controversy or dispute arising under or related to this agreement shall be governed by and construed in accordance with the laws of the State of New York.

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Very truly yours,

By:
Name:
Title:

[Signature Page to Lock-Up for Directors and Officers]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)
By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, General Counsel

Date: May 18, 2022